A TECHNICAL REVIEW
OF THE
GALMOY MINE AND PROSPECTING LICENCES
HELD BY ARCON IN THE
IRISH MIDLANDS-REPUBLIC OF IRELAND
FOR
LUNDIN MINING CORPORATION

prepared by

John R. Sullivan, P.Geo.
Senior Geologist

G. Ross MacFarlane, P.Eng.
Senior Associate Metallurgical Engineer

and

Stephen B. Cheeseman, P.Geo.
Senior Associate Geologist

April 22, 2005	Watts, Griffis and McOuat Limited
Toronto, Canada	Consulting Geologists and Engineers

Watts, Griffis and McOuat

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TABLE OF CONTENTS
(continued)

		Page

18. CONCLUSIONS AND RECOMMENDATIONS		96
18.1CONCLUSIONS		96
18.2 RECOMMENDATIONS		97

CERTIFICATES		99

REFERENCES		105

APPENDIX 1: WGM ECONOMIC ANALYSIS		107

LIST OF TABLES

1.	Galmoy and Arcon land holdings – immediate mine area	12
2.	Arcon Group land holdings – outside PLs	13
3.	Galmoy Mine production data – 1997 through 2004	18
4.	Galmoy Mine – representative diamond drillhole intersections	37
5.	Galmoy Mine and surrounding PLs – drilling statistics	51
6.	Outside PLs – drilling statistics	52
7.	WGM sampling results, Galmoy Mine	57
8.	Galmoy Mine Mineral Resources prepared by Galmoy staff, September 30, 2004 – audited and reclassified by WGM, March 2005	59
9.	Galmoy Mine Mineral Reserves prepared by Galmoy staff, September 30, 2004 – audited and reclassified by WGM, March 2005	60
10.	Galmoy Mine Mineral Reserves by Zone prepared by Galmoy staff, September 30, 2004 – audited and reclassified by WGM, March 2005	60
11.	Classical statistics (R Zone only)	66
12.	Dilution and mining recovery factors	68
13.	R Zone comparative results – Mineral Resource	70
14.	R Zone comparative results – Mineral Reserve	71
15.	Galmoy underground equipment	78
16.	Mill operating results	84
17.	Capital cost estimates – 2005 to 2010 (€'000)	86
18.	Galmoy operating costs (€ per tonne milled – 2000 to 2005)	87
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TABLE OF CONTENTS
(continued)

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1. SUMMARY

Lundin Mining Corporation ("Lundin") retained Watts, Griffis and McOuat Limited ("WGM") to carry out an independent technical review of the operating Galmoy zinc, lead mine, and six surrounding Prospecting Licences ("PL") located in the southern part of the Republic of Ireland and eight other PLs held in other areas of Ireland. Four contiguous State Mining Licences ("SML") enclose the mine workings and are held by the Irish company ARCON Mines Limited. Five of the six surrounding PLs are held by ARCON Exploration P.l.c. and the sixth is held under option by the same company. Three of the eight outside PLs are held by ARCON Exploration P.l.c. and the remaining five are held by ARCON International Resources Plc. ("ARCON"). ARCON is the publicly-traded parent of the former two wholly-owned non-trading companies. This report forms part of Lundin's due diligence in support of its proposed merger with ARCON.

The WGM review included two site visits, an audit of the Mineral Resource estimate for a significant portion of the Galmoy Mine, a review of the land holdings in the vicinity of the mine, a review of the underground operation, equipment and procedures, a review of the life of mine plan, a review of the concentrator, its equipment and operation, a review of the tailings disposal area and capital and operating costs. We also reviewed ongoing exploration activities in the mine area and briefly reviewed the potential of the ARCON PLs located elsewhere in Ireland.

The review and report were carried out and prepared in compliance with the standards of National Instrument 43-101 ("NI 43-101") in terms of structure and content and the Mineral Resource audit and classification were carried out in accordance with the provisions of NI 43-101 guidelines and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum ("the CIM Standards").

WGM has audited the September 30, 2004 Mineral Resource estimates for the R Zone portion of the mine, as prepared by the geological staff of the mine and has validated the resulting block models, tonnages and grades. The R Zone hosts approximately 36% of the Measured and Indicated Mineral Resource.

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ARCON prepares its Mineral Resource estimates according to the standards and definitions incorporated in the Code for Reporting Mineral Exploration Results, Mineral Resources and Mineral Reserves ("IMM Reporting Code") prepared by the Institution of Mining and Metallurgy (now known as IOM3) working group on resources and reserves in conjunction with the European Federation of Geologists ("EFG"), the Geological Society of London ("GSL") and the Institute of Geologists of Ireland ("IGI"). The IMM Reporting Code became effective in October 2001. WGM has reclassified these resources using CIM standards as required by NI 43-101 and they are shown below.

Galmoy Mine Mineral Resources (using a 4.5% ZnEq* cutoff and 3.7 m minimum mining thickness**)
Prepared by Galmoy Staff September 30, 2004 – Audited & Reclassified by WGM (March 2005)
Classification	Tonnes	% Zn	% Pb	g/t Ag
Measured	3,418,000	15.90	4.65	46.51
Indicated	2,096,000	11.31	2.87	21.41
Measured + Indicated	5,514,000	14.15	3.97	36.97

Inferred***	79,000	5.9	0.2	18
*	ZnEq (zinc equivalent) = % Zn + ½ % Pb. This factor is derived by mine staff based on metallurgical recoveries and metal prices. It is a factor often used in similar mines and has proven to be historically accurate.
**	When mining thicknesses must be increased to meet the 3.7 m minimum, this dilution is added at its assayed grade and if it has not been assayed, it is assigned the average below-cutoff grade calculated from all samples within the assay database. This procedure is not required for the R Zone since all drillholes were assayed to lengths greater than 3.7 m.
***	The Inferred Resource is in addition to the Measured and Indicated Resources.

The Mineral Reserve estimate for the Galmoy Mine (which is included within the Mineral Resource reported above, the Proven being derived from the Measured and the Probable from the Indicated) is as follows:

Galmoy Mine Mineral Reserves (using a 6% ZnEq cutoff)
Prepared by Galmoy Staff September 30, 2004 – Audited & Reclassified by WGM (March 2005)
Classification	Tonnes	% Zn	% Pb	g/t Ag
Proven	2,615,674	15.9	4.9	47
Probable	1,340,724	10.6	3.0	23
Proven + Probable	3,956,398	14.1	4.3	39

WGM is satisfied that the mine-staff estimates of Mineral Resources and Mineral Reserves are valid and accepts the results.

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Although different cutoff grades and minimum mining thicknesses have been used over time, an examination of historic Mineral Resource estimates indicates that Galmoy has been successful at replacing Mineral Reserves both by converting Mineral Resources to Mineral Reserves and by finding new Mineral Resources, most recently in 2002 when the high-grade, large tonnage R Zone was discovered. At this time, however, the portion of the Measured and Indicated Mineral Resources not incorporated within the Proven and Probable Reserves is generally either below the 6% ZnEq cutoff grade or tied up in "permanent" pillars and unlikely to be mined. Therefore there is no reason to believe that any significant portion of the Measured and Indicated Mineral Resource not already classified as Mineral Reserve will be converted to Mineral Reserve. Should another discovery be made this situation will change.

Galmoy entered into production in early 1997 and to the end of 2004 has mined 4.4 million tonnes with a head grade of 11.02% Zn, 1.99% Pb. Recoveries have averaged 82.6% for Zn and 24.8% for Pb. From 2002 through 2004 production averaged approximately 654,000 tonnes per annum ("tpa") grading 11.39% Zn, 3.61% Pb with recoveries of 82.4% for Zn and 16.4% for Pb. As of September 30, 2004 the Galmoy life of mine plan projected production continuing until the end of 2009 at a rate of approximately 740,000 tpa grading 14.07% Zn, 4.3% Pb. Planned production for 2005 was adjusted downwards early in 2005 and a new life of mine plan is in preparation. It is WGM's opinion that as of January 1, 2005, the September 30, 2004 Proven and Probable Mineral Reserves (adjusted to take into account production until December 31, 2004) are sufficient to support production for 5.3 years, that is through April 2010.

WGM has completed an economic analysis of the Galmoy operation starting from January 1, 2005 and ending April 2010. The analysis projects production of 694,000 t in 2005, 720,000 tpa for 2006-2009 inclusive and 218,000 t in 2010. In compliance with NI 43-101, this analysis incorporates only Proven and Probable Mineral Reserves. The analysis does not take into account any financial matters related to the proposed Lundin – ARCON merger.

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The analysis shows that the operation will have an accumulated Net Cash Flow of US$140,523,000. The NPV at a discount rate of 10% is US$111,799,000.

WGM is of the opinion that using reasonable economic and operational assumptions the Galmoy operation starting from January 1, 2005 will be financially viable. It will remain robust under a variety of metal price, operating cost and exchange rate conditions.

The Galmoy Mine operation has no significant environmental liabilities due to its proactive attitude, stringent government regulations and the modern containment practices in place. Although there are occasional non-compliance levels with respect to several elements in the discharge water, Galmoy, with regulators' support is actively trying methods to reach 100% compliance.

There is considerable opportunity for operational and metallurgical improvements in the mill, which would improve the mechanical availability and metal recoveries.

WGM believes that the Galmoy operation can become a middle of the cost curve zinc producer for its remaining mine life, currently projected to be 5.3 years. Due to depressed zinc prices, the mine has not been fully capitalized and operational challenges have made it difficult to fully optimize the mine development and metal recoveries. These situations are now being addressed.

WGM is of the opinion that the Galmoy Mine and Surrounding PLs area hold excellent exploration potential. Irish-type deposits are not, however, easy to target or discover as they are not necessarily surrounded by extensive alteration or weakly mineralized haloes, which broaden the exploration footprint. Clear evidence of this is the fact that the R Zone occurs within 400 m of the CW Zone yet despite several years of exploration, development and even mining in the general area, was only discovered in 2002. Drilling is the primary exploration tool and there must be a strong commitment to an active drilling program in order to achieve success. While the entire Galmoy area holds potential, areas of particular note are the possible northerly extension of the G West Zone and the area between the R Zone and the Rapla Prospect. ARCON has held discussions regarding access for drilling with the owner of the surface rights for the former and has further drilling planned for the latter.

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The eight outside PLs all hold a certain amount of potential. With the exception of Harberton Bridge, ARCON has plans in place for a modest exploration programme on them and WGM supports these plans, however, all the PLs should be reviewed critically after these programs are completed if they fail to produce positive results (bearing in mind the challenges involved in exploring for Irish-type Zn, Pb deposits).

In order to take advantage of these exploration opportunities and operate more efficiently, a larger drilling budget, more exploration staff and modernized geophysical equipment and computer hardware and software are required. ARCON had a 2004 exploration budget of €846,000 and has a tentative 2005 exploration budget of €950,000 including funds for on-site and off-site projects. It is recommended that consideration be given to increasing this by 25% to approximately €1,200,000 or US$1,500,000.

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2. INTRODUCTION AND TERMS OF REFERENCE

2.1         INTRODUCTION

Lundin Mining Corporation ("Lundin") was incorporated as South Atlantic Ventures Ltd. under the Canada Business Corporations Act. The name was changed in mid-2004. It is a public company listed on the Toronto Stock Exchange ("TSX") under the trading symbol LUN. It also trades on the Stockholm stock exchange. Its head office is located in Vancouver, Canada and its main business activities are carried out in Sweden. Among its principal assets are the Zinkgruvan Zn, Pb, Ag mine located in south-central Sweden, which has been in production since the 1850s. In addition it is in the process of acquiring a 100% interest in North Atlantic Natural Resources AB ("NAN"), another publicly traded company, which discovered, owns and operates the rich Storliden Cu, Zn, Ag, Au deposit located in northern Sweden and in production since the spring of 2002. Lundin has large land holdings in the far-north Norrbotten district of Sweden and is diamond drilling significant targets to test their iron oxide copper-gold potential. It has some mineral exploration interests in Finland.

2.2         TERMS OF REFERENCE

Watts, Griffis and McOuat Limited ("WGM") was retained by Lundin to carry out an independent technical review of the Galmoy Mine ("Galmoy"), its Mineral Resources and associated assets and the exploration potential of the mine and surrounding area and other Prospecting Licences ("PL") held by the ARCON International Resources P.l.c. and its wholly owned subsidiaries, collectively referred to as "ARCON," in Ireland.

WGM's assignment consisted of:

  A site visit and initial review of project data, including exploration data, at the Galmoy Mine and nearby exploration office from August 27 to 30, 2004;
  Meeting with Lundin's Irish counsel in Dublin February 14, 2005;

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  A second site visit from February 14 to 16, 2005;
  Visiting the ARCON data room, reviewing data and holding discussions with a senior ARCON representative in Dublin February 16, 2005;
  An audit of the Mineral Resource estimates as of September 30, 2004 as prepared by Galmoy staff and the reclassification of the estimates to meet Canadian reporting standards;
  A review of the Galmoy life of mine plan, the surface and underground facilities and methods of operation; and
  The preparation of a simplified economic analysis to demonstrate the viability of the mining operation.

The review and report were carried out and prepared in compliance with the standards of National Instrument 43-101 ("NI 43-101"). The Mineral Resource audit was carried out in accordance with the provisions of NI 43-101 guidelines and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum ("the CIM Standards").

2.3         SOURCES OF INFORMATION

In conducting this study, WGM relied on reports and information prepared by and/or for Galmoy and/or ARCON and supplied to us directly by them. WGM also drew on published scientific papers and other documents in the public domain. Portions of the descriptive material used in this report have been taken from all of the above. Both site visits were carried out by G. Ross MacFarlane, WGM Senior Associate Metallurgical Engineer and John Sullivan, WGM Senior Geologist. Discussions were held with management and technical personnel of Galmoy and ARCON on site and between and subsequent to the site visits by telephone and e-mail.

Representative samples of mineralization were taken during the first site visit. These samples were carried back to Canada for analysis.

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Documents used in the preparation of this report are listed under "References".

2.4         UNITS AND CURRENCY

Metric units are used throughout this report unless noted otherwise. Currency is primarily United States dollars ("US$") and Euros. In mid-April 2005, the currency exchange rates were approximately 0.78 Euros and 1.24 C$ per US$.

2.5         DISCLAIMERS

WGM has reviewed the State Mining Licences ("SML") for the Galmoy Mine deposit area and the ARCON PLs, as supplied by ARCON, but has not carried out a formal title search of them or the extensive surface rights held by ARCON covering portions of the same areas. WGM has relied on information provided by ARCON and Lundin in this regard.

This report or portions of this report are not to be reproduced or used for any purpose other than to support Lundin's proposed merger with ARCON, without WGM's prior written permission in each specific instance. WGM does not assume any responsibility or liability for losses occasioned by any party as a result of the circulation, publication or reproduction or use of this report contrary to the provisions of this paragraph.

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3. PROPERTY DESCRIPTION AND LOCATION

3.1         LOCATION

The Galmoy Mine is located in south-central Ireland in County Kilkenny, on its northern boundary with County Laois, at approximately 52°50'N latitude, 7°35'W longitude. As shown in Figure 1 (which also shows the outlines of ARCON's Prospecting Licences), it lies 30 km northwest of the city of Kilkenny and 105 km southwest of Dublin. There are several villages and hamlets close to the mine site but only a handful of residents in the immediate vicinity of the mine. Most of the lands overlying areas being worked underground or being explored by diamond drilling are pasture lands.

3.2         PROPERTY DESCRIPTION

With rare exception, such as in large portions of the Galmoy Mine area, Mineral Rights in Ireland are vested in the State. They are administered by the Department of Communications, Marine and Natural Resources, Exploration and Mining Division ("the Department"). Exploration, development and mining activities are governed by the Minerals Development Acts, 1940 to 1999. A Prospecting Licence is the initial title, is valid for six years and is renewable for two-year periods. PLs carry a permanent number, are of varying but pre-established irregular size (~25 to 35 km2) and entitle the holder to explore for specific minerals on an exclusive basis. Licence boundaries generally conform to those of a collection of surface rights in the form of farms. These would have been legally surveyed at one time but not likely in the recent past. The application fee is €190 and the initial two-year "rental" fee is €750, the second €875 and third €1,500. The applicant must submit a proposed work program and budget but is allowed to deviate from the plan over time as results dictate. Minimum expenditures are €10,000 for the first two-year period, €15,000 for the second and €20,000 for the third. For areas in which the Department wishes to encourage activity (Incentive Ground) fees and minimum expenditure requirements are much less. Occasionally they are made available for competitive bidding, the winner generally being determined based on the proposed exploration program judged the most appropriate by the most capable proponent. On licence renewal after the initial six-year period, each two-year period is subject to a €2,500 fee. Agreement must be obtained from the land owner to access the property to carry out exploration activities. Most land owners are co-operative and a fee of about €450/drillhole is the norm.

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LUN GAL / LUN_01_LandHolding.cdr
Last revision date: Monday, 11 April 2005

11°W
9°W
7°W
5°W
3°W
55°N
53°N
DERRY
NORTHERN IRELAND
BELFAST
Donegal Bay
REPUBLIC OF IRELAND
Irish Sea
UNITED KINGDOM
PL582
GALWAY
N6
PL1604
DUBLIN
PL481
PL480
PL1607
ATLANTIC
PL2671R
PL2859
M7
PL586R
N9
PL1653
N7
PL754
PL3312
PL3313
PL3245R
N10
OCEAN
LIMERICK
KILKENNY
PL2840
N8
WATERFORD
NEW ROSS
Saint George's Channel
CORK
Celtic Sea
Scale 1 : 2,500,000
0
25
125
Kilometres
Map Projection: Irish National Grid
Map Source: ARCON, 2005

Figure 1.

LUNDIN MINING CORPORATION

ARCON Assets - Republic of Ireland

Location Map and ARCON Prospecting Licences

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On making a discovery the PL holder has the exclusive right to apply for a State Mining Facility, which may take the form of a State Mining Licence ("SML"), such as those held by ARCON, State Mining Lease or State Mining Permission, all of which entitle the holder to exploit the minerals. The surface area is determined by the size of the deposit and the initial duration is related to the predicted life of the operation and may be renewed/extended. In the case of Galmoy, as SMLs have been granted, the durations have been set to match that of the first-granted SML, namely until February 2016. There is a basic annual licence fee for each SML. These fees amount to €157,000 for 2005. As of 2007 these fees will be adjusted annually according to changes in the consumer price index. In addition, production is subject to the effective equivalent of a Net Smelter Returns ("NSR") royalty payable to the state. The amount and terms are negotiated between the proponent and the Department as part of the licencing process. Galmoy production revenue is subject to a 1.25% NSR until June 30, 2006 and a 1.75% NSR until the cessation of production. A condition of all SMLs requires that if the Mineral Rights/compensation rights are privately held that compensation is paid. This compensation is negotiated between the owner and SML holder with the owner having the right to appeal to the Mining Board, an independent body, if no agreement can be reached. In order to establish a mining plant, surface rights must be obtained from the owner. Normally mining companies negotiate for and purchase these outright, which was the case with Galmoy. There is no provision for expropriation in the event negotiations are unsuccessful.

The immediate Galmoy mine, plant and tailings containment area is covered by four contiguous SMLs, SML 1, SML 6, SML 8 and SML 10, totalling 1,557.9 ha, all held in the name of ARCON Mines Limited. These SMLs are located within and surrounded by a contiguous block of six PLs (the "Surrounding PLs"). Five of these are held by ARCON Exploration P.l.c. and the sixth was optioned by ARCON Exploration P.l.c. from Westland Exploration Limited in 1998. The PL is now held by Minco Ireland Limited, an Irish junior company. ARCON was to have earned a 50% interest in the PL by incurring I£450,000 in expenditures by June 2003. That deadline was extended to June 2005 and by the end of 2004 some €217,000 remained to be spent to meet the original commitment. At this time ARCON has no plans to work this PL in 2005 so this extension must be renewed by June 2005. Minco has indicated to ARCON that it is prepared to do so provided that in return ARCON agrees that after vesting it will carry Minco's share of expenditures (so that it avoids dilution) for a period equal to that of the extension. ARCON holds an additional eight PLs (the "Outside PLs") in five isolated groups elsewhere in the Irish Midlands. In addition to mining and exploration titles, ARCON owns numerous surface rights/properties over the immediate mine and surrounding area.

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The various mining and exploration titles are more fully described in Tables 1 and 2 and are shown on Figures 1 and 2. WGM has neither researched nor reviewed the surface rights holdings, therefore has not documented them.

TABLE 1
GALMOY AND ARCON LAND HOLDINGS – IMMEDIATE MINE AREA
Title No.	Owner	Date Granted	Expiry Date	Area (ha)
Mine Area
SML 1	ARCON Mines Limited	Feb. 3, 1995	Feb. 2, 2016	1,410
SML 6	ARCON Mines Limited	Aug. 29, 2002	Feb. 2, 2016	26
SML 8	ARCON Mines Limited	Jan. 20, 2005	Feb. 2, 2016	12.9
SML 10	ARCON Mines Limited	Feb. 22,2005	Feb. 2, 2016	109
Total	4 SMLs			1,557.9

Surrounding PLs
PL 586R	ARCON Exploration	Oct. 26, 1981	Oct. 25, 2005	23,880
PL 754	ARCON Exploration	Feb. 20, 1987	Feb. 19, 2007	35,200
PL 3245R	ARCON Exploration	Dec. 19, 1986	Dec. 18, 2006	55,950
PL 3312	ARCON Exploration	Aug. 4, 1987	Aug. 3, 2005	29,360
PL 3313	ARCON Exploration	Aug. 4, 1987	Aug. 3, 2005	49,940
PL 1653 (optioned)	Minco Ireland Limited	Feb. 22, 1983	Feb. 21, 2007	29,950
Total	6			224,280

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TABLE 2
ARCON GROUP LAND HOLDINGS – OUTSIDE PLs
Title No.	Owner	Group	Date Granted	Expiry Date	Area (ha)
		Name
PL 582	*ARCON International		June 19, 1981	June 18, 2005	28,700
PL 480	ARCON International		Sept. 22, 1994	Sept. 21, 2006	30,860
PL 481	ARCON International		Sept. 22, 1994	Sept. 21, 2006	26,490
PL 2671R	ARCON Exploration		Aug. 12, 1998	Aug. 11, 2006	33,620
PL 2859	ARCON International		Aug. 17, 1981	Aug. 17, 2005	33,667
PL 1604	ARCON Exploration		June 17, 1998	June 16, 2006	27,000
PL 1607	ARCON Exploration		June 17, 1998	June 16, 2006	35,090
PL 2840	ARCON International		Dec. 19, 1986	Dec. 18, 2006	33,800
Total	8 PLs				249,227
* ARCON International Resources P.l.c. – Of which ARCON Mines Limited and ARCON Exploration P.l.c. are wholly-owned subsidiaries.

3.3         OTHER PERMITS AND PERMISSIONS

Local government, in this case County Kilkenny through its Planning Board, regulates much of the activity, both on surface and underground, at the mine. It administers with applications, conducts hearings and issues Planning Permissions, which set surface and underground use terms and conditions, however, the national government Environmental Probation Agency is responsible for most environmental matters. The County employs consultants to provide advice on many technical matters since it does not have the population base to support a large number of fulltime professionals and as a largely agricultural community had no history of dealing with mining related matters before the discovery of Galmoy. It also consults with the Department on certain matters. Galmoy is generally in compliance with all its Planning Permissions. In instances where the mine has exceeded compliance levels of certain elements for mine discharge water the operation has always been forthright with regulators and demonstrated a willingness to address the issues and the mine's environmental impact. The mine environmental supervisor spends a considerable portion of his time interacting with local residents and government authorities discussing issues and advising them of mine developments on an ongoing basis.

Watts, Griffis and McOuat

Last revision date: Thursday, 21 April 2005

*Watts, Griffis and McOuat*

220000
230000
173000
165000
N
PL 1653
ABL
Aghmacart Fm
Rapla
Durrow Fm
PL 754
Waulsortian
PL 586R
PL 3312
Galmoy
CW
K2
SMLs
K
R
Dolomitised Waulsortian
P
G
ABL
PL 3313
Crosspatrick Fm
BAUN LANE
PL 3245R
TEMPLETUOHY
Lisheen
Undiff. Supra-Waulsortian
Legend:
Aghmacart Fm limestone
Crosspatrick Fm limestone and grainstone
Undiff. Supra-Waulsortian limestone
Waulsortian Fm limestone
Dolomitised Waulsortian Fm limestone
ABL argillaceous bioclastic limestone
Deposit Areas
PL outline
Fault
G fault system
Geological contact
Scale 1 : 100,000
0 1000 5000
Metres
Map Projection: Irish National Grid

Figure 2.

**LUNDIN MINING CORPORATION**

**ARCON Assets - Republic of Ireland**

***Land Holdings, Property Geology and Mineralized Areas - Galmoy Mine Area***

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4. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND INFRASTRUCTURE AND PHYSIOGRAPHY

4.1         ACCESS

The mine can be reached from Dublin WSW along the M 7 motorway to Port Laoise for approximately 80 km, then SW to Johnstown for 36 km on highway N 8. From there well maintained, paved secondary roads lead about 8 km to the mine. The city of Kilkenny lies about 30 km to the southeast and the mine is easily accessible from there as it is from other major centres. Numerous secondary and tertiary roads, most of them paved, although often narrow and sinuous, reach all corners of the immediate mine area and Surrounding PLs. The Outside PLs are also easy of access on well maintained, paved roads.

4.2         CLIMATE

Given that it is a relatively small island surrounded by ocean and sea, Ireland as a whole has a stable, maritime temperate climate. Portions of the interior, including County Kilkenny have more of a continental climate. The average temperature in July is 16°C and in January 5°C. Prevailing westerly winds pick up moisture from the warm Gulf Stream in the Atlantic Ocean and drop it first over the western mountains. About 80% of the rest of the country has 760-1,250 mm of rainfall yearly, although the eastern coast is relatively dry. Annual precipitation in the Kilkenny area is about 1,000 mm.

4.3         LOCAL RESOURCES AND INFRASTRUCTURE

County Kilkenny has a population of about 80,500. Of these approximately 30,000 live in the city of Kilkenny. The nearest towns to the mine of any size are Johnstown, 8 km to the south and Rathdowney, 8 km to the north. Galmoy is a very significant employer in the area with about 240 employees. The area is largely rural and the main economic activity in the vicinity of the mine is dairy, beef and sheep farming, with limited construction and light service industries.

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As with virtually all of Ireland there is an extensive network of paved highways, excellent telecommunications facilities, national grid electricity, an ample supply of water and a well educated work force. Other than the need to apply for and abide by Planning Permissions referred to above, it is not anticipated that there would be any particular impediments to expand existing facilities or establish new ones should this be required. Although there was some concern in the community prior to the start of operations about potential impact on surface and underground water resources, the water supply has actually been enhanced by infrastructure supplied to the communities near the mine.

4.4         PHYSIOGRAPHY

The mine is located in the southeastern part of the Central Plain which lies 60 to 90 m above sea level. It includes numerous lakes and large areas of marsh and peat bog, some of which are exploited commercially by a state organization, as well as fertile agricultural land. Scattered ridges rise above the plain, but none reach any great height.

Although most of the Central Plain is drained by the River Shannon, the southeastern part is within the catchment of the River Nore, which together with the Barrow and Suir Rivers flow into the sea near Waterford. In parts of the country, the limestone bedrock has formed an underground drainage system.

The main resource in Ireland is its agricultural land that covers more than 70% of the countryside. Less than 5% of the remaining land is under tree cover, despite reforestation. Outcrop is scarce.

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5. HISTORY

PL 586, hosting the initial discovery at Galmoy was first issued in 1962 and was explored continuously by various companies under joint venture agreements until 1977. Most of the work was carried out over the central and northern parts of the licence, north of where the Galmoy Mine deposits were later discovered. The work consisted of geochemical, geological and geophysical surveys, and a total of twenty-four diamond drillholes was completed, with weak sub-economic mineralization intersected.

Conroy Petroleum and Natural Resources P.L.C. ("Conroy") was issued with the licence in 1981. Exploration was strongly focused on geophysical work, particularly Induced Polarization ("IP")/Resistivity. Drilling on a chargeability anomaly in 1986 intersected 7.39% Zn, 0.28% Pb over 8.7 m in what is now the CW Zone. Follow-up geophysics and drilling in the same year discovered the G Zone. A positive feasibility study was completed in 1990 and the period from 1990 to 1994 was used to secure Planning Permission and environmental licences. Conroy changed its name to ARCON International Resources P.l.c. in 1992. A State Mining Licence was issued in February 1995 and development of the mine commenced in May 1995. The CW Zone was intersected by major underground development in September 1996 and the first concentrates were trucked from the mine site in April 1997.

Exploration drilling restarted on a small scale in 1994 and a full exploration programme commenced in 1995 at the mine site and on the Surrounding PLs. The programme has been very successful over time and is ongoing. New zones in the mine area and other "resource" zones in the Templetuohy Bog area some 6 km to the southwest of the mine site near the ARCON/Lisheen Mine boundary have been discovered as has the Rapla Prospect, discovered in 1999 at a depth of 500 m some 6 km northeast of the mine site along the regional fault system (G Fault) on which the Galmoy and Lisheen mines lie. Rapla straddles the boundary between a 100% ARCON owned PL and the PL held under option from Minco Ireland Limited.

Watts, Griffis and McOuat

The most significant discovery since production began was the R Zone, first intersected in 2002 less than 400 m east-southeast of the CW Zone. It is high grade and hosts roughly 36% of the mine's Mineral Resource as estimated at September 30, 2004 and is indicative of the additional potential of the property.

Production figures from start-up through the end of 2004 are shown in Table 3.

TABLE 3
GALMOY MINE PRODUCTION DATA – 1997 THROUGH 2004
Year	Tonnes	Head Grade		Recovery		Concentrate Grade		Concentrate Produced		Metal Produced
	Milled							Zinc	Lead	Zinc	Lead
	DMT *	% Zn	% Pb	% Zn	% Pb	% Zn	% Pb	DMT	DMT	DMT	DMT
1997	410,137	10.43	0.73	77.34	51.55	54.53	52.16	60,684	2,952	33,088	1,540
1998	371,159	11.31	0.66	85.76	51.15	54.43	58.19	66,156	2,141	36,005	1,246
1999	578,780	11.34	0.75	84.45	37.07	53.27	51.14	104,032	3,158	55,422	1,615
2000	542,523	10.37	0.77	82.64	23.91	51.81	37.93	89,709	2,619	46,481	993
2001	548,216	10.27	0.57	82.60	4.01	52.59	41.02	88,423	417	46,501	171
2002	659,817	10.05	2.82	81.41	6.50	53.06	49.09	101,705	2,902	53,968	1,425
2003	660,231	11.27	2.66	82.42	0.00	51.68	N/A	118,670	None	61,326	None
2004	641,289	12.90	5.41	83.25	43.33	51.47	57.71	133,785	25,989	68,858	14,998
Total	4,412,152	11.02	1.99	82.59	24.76	52.63	54.73	763,163	40,178	401,650	21,988
* DMT = Dry Metric Tonnes

ARCON has over the years carried out aggressive exploration programmes both in the general mine area and on Outside PLs, although this has fluctuated to some extent with the economic fortunes of the mine. Exploration on the Outside PLs has occasionally been in joint ventures with other companies providing funding to earn an interest. A summary of exploration results on the Outside PLs is provided in Section 9.2.

Virtually all the ARCON exploration work (with the exception of diamond drilling), including geophysical surveys, has been carried out by in-house crews.

Watts, Griffis and McOuat

6. GEOLOGICAL SETTING

6.1         REGIONAL GEOLOGY, STRUCTURE AND ALTERATION

The following regional description is largely derived from a recent paper by Hitzman and Beaty (Hitzman and Beaty, 2003) in a volume titled "Europe's Major Base Metal Deposits," published by the Irish Association for Economic Geology.

Two stratigraphic intervals within the Lower Carboniferous carbonate sequence, which are the local stratigraphically lowest units of non-argillaceous carbonate rocks, host all the Irish zinc deposits: the Navan Group in the central and northern portion of the Irish Midlands and the Waulsortian Limestone in central and southern Ireland. Figure 3 shows the generalized geology of Ireland, along with its significant mineral deposits and the ARCON PLs.

Pre-Carboniferous Geology

The transgressive Irish Carboniferous carbonate sequence hosting the Irish zinc-lead deposits lies conformably above Upper Devonian to Lower Carboniferous red beds. These red beds rest unconformably on lower greenschist facies, complexly folded and faulted greywackes, slates, volcanic rocks, and volcaniclastic sediments of Lower Palaeozoic and Precambrian age. The basement rocks are cut by late Silurian to early Devonian granitic to granodioritic intrusions. The Old Red Sandstone is the basal component of the major transgressive sequence which covers the Irish Midlands. The Upper Old Red Sandstone forms a northward-thinning wedge which ranges in thickness from approximately 6 km in SW Ireland to several tens of metres in the north-central Midlands. Regional thickness variations in Upper Old Red Sandstone indicate that it was deposited in a 70 to 100 km wide, ENE-trending basin termed the Munster Basin. The northern margin of the Munster Basin is interpreted as a synsedimentary fault zone from the presence of rapid thickness variations, extremely coarse conglomeratic sequences, and bimodal volcanic rocks. Another normal fault zone developed 50 to 70 km south of the northern edge of the Munster Basin at the end of the Upper Devonian. The area south of this fault zone is termed the South Munster Basin.

Watts, Griffis and McOuat

LUN GAL / LUN 03 Geology Ireland Comp.cdr
Last revision date: Friday, 15 April 2005

11°W
9°W
7°W
5°W
55°N
53°N
DERRY
NORTHERN IRELAND
BELFAST
REPUBLIC OF IRELAND
Keel
Navan
DUBLIN
GALWAY
Tynagh
Harberton Bridge
PL1604
PL1097
PL2899
PL1653
PL3312
PL3313
PL754
Avoca
Lisheen
LIMERICK
PL3245R
KILKENNY
PL2840
NEW ROSS
WATERFORD
CORK
Legend:
Oligocene (Lough Neagh clays)
Paleocene basalts
Granite
Intermediate to basic intrusives
Permo-Triassic
Upper Carboniferous
Waulsortian 'Reef' mudbank
Lower and middle Carboniferous
Lower Paleozoic
Devonian
Dalradian
Pre-Dalradian
Scale 1 : 2,500,000
0
25
125
Map Source: Dept. Of Comm. Marine and Mineral Resources, Ireland

Figure 3.

**LUNDIN MINING CORPORATION**

**ARCON Assets - Republic of Ireland**

***General Geology of Ireland, Selected Mineral Deposits and ARCON PLs***

Watts, Griffis and McOuat

Lower Carboniferous

Courceyan Stage (360-349 Ma)

The basal Carboniferous red bed sequence thins and youngs northward. It is conformably overlain in the south and central Midlands by a 50 to 100 m thick, dominantly argillaceous, marine carbonate sequence informally termed the Lower Limestone Shale. North of an ESE-trending line from Galway to south of Dublin, these transgressive basal marine sediments gradually thicken and become less argillaceous. In the northern Midlands the basal Carboniferous carbonate sediments are informally termed the Navan Group or Mixed Beds. They consist of a thin basal section of terrigenous sediments overlain by mudstones, sandy and bioclastic grainstones, and oolite grainstones. The Navan Group contains minor disseminated sphalerite and thin sphalerite-galena veinlets throughout the north-central Midlands, one economic orebody (Navan), and a number of zinc-lead prospects (Tatestown, Moyvoughly, Oldcastle, Keel). At Navan and Tatestown, high-grade mineralization commonly occurs in undolomitised micrites or grainstones beneath sandy or shaley dolomitic horizons, suggesting that these contacts facilitated the lateral flow of ascending hydrothermal fluids. At Moyvoughly, mineralization preferentially occurs within a mixed sediment package of grainstones, siltstones, sandstones, and micrites lying above a basal mudstone and below a well cemented calcareous sandstone unit; sulphide zones are most laterally persistent within grainstones. At Oldcastle, sulphides occur primarily within micrites. Sulphides at Keel are more fault-controlled than stratabound, occurring throughout the Navan Group and within the underlying Old Red Sandstone.

The Ballysteen Limestone conformably overlies the Lower Limestone Shale. A nearly identical lithofacies, termed the Argillaceous Bioclastic Limestone, or ABL, overlies the Navan Group in the north-central Midlands. ABL is generally poorly mineralized. It consists of a relatively homogeneous sequence of mildly argillaceous, bryozoan-rich, fossiliferous packstones and grainstones with thin argillite bands. Locally in southern and central Ireland, such as in the Silvermines and Galmoy/Lisheen areas, the Lower and Middle ABL contains intervals of oolitic limestone, which contain sulphide bodies immediately adjacent to mineralized faults. Throughout southern and central Ireland, the ABL is overlain by the Waulsortian Limestone. Waulsortian deposition was initiated in the mid-Courceyan along the northern edge of the South Munster Basin and transgressed northward, reaching the northern edge of the Irish Midlands by the late Courceyan. Waulsortian Limestone consists of poorly bedded, dense, pale grey mudstone-wackestone and fine-grained packstone-grainstone which conspicuously lacks frame-building organisms. The Waulsortian Limestone contains the majority of Irish zinc-lead-(barite) deposits and prospects although the combined tonnage of these deposits and prospects does not equal that of the Navan deposit. The major Waulsortian-hosted deposits are Galmoy, Lisheen, Silvermines and Tynagh; significant prospects include Ballinalack, Garrycam, Courtbrown, Carrickittle, Crinkill and Derrykearn. With the exception of Garrycam and Ballinalack, the Waulsortian-hosted deposits occur where the underlying basal Carboniferous section is comprised of Lower Limestone Shale. At Garrycam and Ballinalack, sulphides are also present in the underlying Navan Group. Unlike the Navan Group, the Waulsortian Limestone is generally barren of sulphides, except in the immediate vicinity of deposits and prospects.

Watts, Griffis and McOuat

Mineralization occurs primarily at, or near, the base of the Waulsortian in the Galmoy, Silvermines and Lisheen deposits and the Garrycam, Courtbrown, Carrickittle, and Derrykearn prospects.

Chadian-Arundian Stages (349-340 Ma)

The layer-cake Courceyan transgressive sequence gives way in the Chadian to a complex facies mosaic consisting of closely juxtaposed basinal and shallow marine sediments indicative of a strong structural control over facies development. Subsidence increased during the Chadian in both the Shannon Trough and the Dublin Basin. Basic volcanic ash layers, typically l–3 cm thick, spread widely over the Irish Midlands during the latest Chadian to early Chadian. They were derived from isolated volcanic centres scattered throughout the central and northern Midlands, which have been recognized in outcrop and from regional aeromagnetic data. Two small volcanic fields are known. One in the Limerick area consists of a number of basaltic vitric tuff rings and subaerial alkali basalt and trachyte flows while the other at Croghan Hill in County Westmeath, is comprised of several basaltic vents and flows.

Watts, Griffis and McOuat

General Structural Control of Mineralization

The Irish zinc deposits occur along, or adjacent to, normal faults that were initiated during the Chadian-Arundian. While mineralization at Galmoy, Lisheen, Silvermines, and several other prospects occurred along fault systems that marked the boundary between carbonate shelf and turbidite basin, other deposits, notably Navan, are located along fault systems within the major turbidite basins which form sub-basin edges. Weak hydrothermal alteration effects and minor sulphide veins commonly extend into Chadian-Arundian sediments at many of the deposits. Major deposits consist of a number of ore lenses or pods which appear "continuous" due to close fault spacing, which allowed overlap of individual mineralizing systems. In many deposits mineralization was centred at the point of maximum throw on the faults, with subsidiary mineralization occurring at major fault intersections and in structurally broken, ramp relay zones between adjacent normal faults. Fault planes below and above the level of the ore lenses commonly display little evidence of the passage of hydrothermal fluids other than minor dolomite-quartz (sulphide) veins within fault gouge and weak dolomitisation in immediately adjacent rocks.

The Navan deposit occurs along and between several ENE-trending normal faults. Metal distribution patterns are zoned relative to these faults although the faults themselves are largely barren of sulphides. The presence of sulphide-bearing extension fractures and breccia zones subparallel to these faults suggests that mineralization was initiated prior to the establishment of through-going faults. Metal distribution patterns suggest that mineralization extended approximately 200 m from individual fracture and fault zones.

Deposits and prospects hosted by the Waulsortian are also closely related to normal faults. At Lisheen, major sulphide zones occur along two major fault zones at their points of maximum throw. Subsidiary faults in the hanging walls of these major structures provided the locus for smaller sulphide bodies. Individual sulphide lenses extend approximately 200 m from faults, though the close spacing of the major structures and the hanging wall faults has resulted in the formation of a nearly continuous stratiform sulphide lens extending approximately 600 m from the main fault zone. The Galmoy deposit appears to have a similar relationship to major faults.

Watts, Griffis and McOuat

Pre-mineralization Hydrothermal Alteration

The host rocks of many Irish zinc deposits were dolomitised prior to mineralization. Regional dolomitisation converted the Waulsortian Limestone to dolostone throughout much of southeastern Ireland; limited zones of a similar dolomite are recognized at Navan and Silvermines. A later hydrothermal dolomite, spatially related to faults that served as conduits for ore fluids, is prominently developed at Galmoy, Lisheen and Silvermines. Silicification also occurred at several of the deposits and is well developed in some deposits as silica-iron oxide "ironstone." Galmoy and Lisheen are in a region of extensive early dolomitisation which extends over l50 km from the Variscan Front northward along the western flank of the Leinster Massif. This zone is over 100 km wide in the south and progressively narrows to the north. Dolomitisation primarily affected the Waulsortian Limestone and the lowermost portions of the overlying Chadian carbonate sediments, though adjacent to the Leinster Massif, the ABL is also pervasively dolomitised. At Galmoy, Lisheen and Silvermines, the regional replacive dolomite is cut by fine-grained, replacive dolomite which forms large (>200 m long) dolostone bodies spatially related to "feeder" faults. Unlike the regional dolomite, this fine- grained dolomite is commonly iron-rich and contains minor pyrite and sphalerite. The fine-grained dolomite bodies are distinguished from earlier dolomite masses by their distinctive pseudo-breccia texture. This texture, combined with the dark colouration of the fine-grained dolomite, has led to the designations of this fine-grained dolomite as dolomite breccia at Silvermines, rock matrix breccia at Galmoy, and black matrix breccia at Lisheen.

6.2         SURROUNDING PLS AND GALMOY MINE GEOLOGY

The following descriptions are largely derived from a recent paper by Lowther, Balding, McEvoy, Dunphy, MacEoin, Bowden and McDermott (Lowther et al, 2003) in a volume titled "Europe's Major Base Metal Deposits," published by the Irish Association for Economic Geology. The paper went to press just as the discovery of the R Zone was announced, therefore contains no comments specific to R, however, nothing learned to date about the R Zone contradicts the contents of the paper to any significant degree.

Watts, Griffis and McOuat

Surrounding PLs - The Galmoy Mine and surrounding PLs lie in a northeast striking belt of Lower Carboniferous carbonates, mainly limestones, that youngs to the southeast (Figure 4). The various zones which comprise the mine, the Templetuohy and Baun Lane Zones to the southwest and the Rapla Prospect to the northeast, all occur within the basal rocks of the dolomitised Waulsortian Limestone. ABL lies immediately below the Waulsortian. A strike parallel 'dolomite front' occurs approximately 1 km to the northwest of the mine. Northwest of this 'dolomite front' the Waulsortian Limestone is predominantly undolomitised; southeast of this 'dolomite front' the Waulsortian is predominantly dolomitised; in detail there is significant interfingering. Southeast of the mine the Waulsortian is dolomitised to the extent of its sub-outcrop and as far beneath the cover of supra-Waulsortian as ARCON's drilling has so far explored. Recent work also provides additional evidence that the entire area straddles a significant strike parallel shelf edge or 'hinge zone' that was active in the late Courceyan to Chadian. Both regional aeromagnetics and gravity confirm the presence of this. Both the Waulsortian and the Crosspatrick Formations are significantly less developed on the southeast side of this hinge zone. It is believed that the hinge zone is related to the major southwest-northeast striking en echelon normal fault system (the G Fault at Galmoy and the Killoran Fault at Lisheen) with downthrow to the north. Erosion of the supra-Waulsortian and part of the Waulsortian in the vicinity of the mine has removed direct stratigraphic evidence in this area with the rocks at surface immediately south of the G Fault in the mine area forming part of an ABL inlier. The mineralization in the G Zone and that of the R Zone is directly related to the east-west trending G Fault. The other mineralization at Galmoy is also believed to be related to the G Fault but primarily fed via a northwest striking plumbing system. Along strike to the west of Galmoy the G Fault is found to diminish in throw but from aeromagnetic data the fault can be seen to step southwards in an en echelon pattern through a series of parallel faults eventually to the Killoran Fault on the Lisheen Mine property. Although each fault is roughly east-west, the steps between each fault give a general southwest strike to the belt. Although the link is by not entirely clear due to the masking effect of the supra-Waulsortian on the aeromagnetics, it is believed that the Aghmacart Fault, related to the Rapla Prospect, is also a sub-parallel fault of the G Fault system.

Watts, Griffis and McOuat

LUN GNL \ LUN_03_Galmoy_PropGeology.dwg (Layout: 100k_Fig4)
Last revision date: Thursday, 21 April 2005
Watts, Griffis and McOuat

220000
230000
175000
165000
N
PL 754
PL 586R
PL 1653
PL 3312
PL 3313
PL 3245R
ABL
Waulsortian
Aghmacart Fm
Rapla
Durrow Fm
Galmoy
CW
K2
SMLs
K
R
P
G
Dolomitized Waulsortian
Crosspatrick Fm
BAUN LANE
TEMPLETUOHY
Lisheen
Undiff. Supra-Waulsortian
Legend:
Aghmacart Fm limestone
Crosspatrick Fm limestone and grainstone
Undiff. Supra-Waulsortian limestone
Waulsortian Fm limestone
Dolomitized Waulsortian Fm limestone
ABL argillaceous bioclastic limestone
Deposit Areas
PL outline
Fault
G fault system
Geological contact
Scale 1 : 100,000
0 1000 5000
Metres
Map Projection: Irish National Grid

Figure 4.

LUNDIN MINING CORPORATION

ARCON Assets - Republic of Ireland

*Land Holdings, Property Geology and Mineralized Areas - Galmoy Mine Area*

Watts, Griffis and McOuat

Deposit Geology – None of the zones which comprise the overall deposit outcrop. Overburden ranges up to 5 m thick and consists of a sandy till. The Waulsortian Formation hanging wall sub-crops in the mine area, while ABL footwall sub-crops south of the G Fault. Thin lenses of partially dolomitised/undolomitised Waulsortian micrite occur at the Waulsortian-ABL contact underlying areas of mineralization. These tend to be localised and to be concentrated to the west of the Main Fissure in the CW Zone. The dolomitised Waulsortian is also heavily brecciated. Two principal styles occur: crystalline dolomite matrix breccia and rock matrix breccia ("RMB"). The RMB occurs at or near the base of the Waulsortian in large lenticular bodies and is believed to be a prerequisite for mineralization, although RMB is absent or is very poorly developed in the K2 Zone. With increasing distance north from the G Fault zone, the RMB becomes less well developed and more sporadic in its distribution. In areas where the Waulsortian is strongly dolomitised, crystalline dolomite breccia occurs and it appears to be an essential manifestation of the dolomitisation process. In addition, within the Waulsortian, a late stage coarse, pink, crystalline dolomite breccia occurs. This tends to cross-cut all previous breccias and mineralization. One very important stratigraphic feature of the lower part of the Waulsortian that has been observed during mining is the occurrence of thin shaley bands in the mineralized horizon. These appear to have acted as fluid traps for mineralization. Some of these bands may also represent the footprint of low angle normal faults, which initially controlled the deposition of mineralization.

Watts, Griffis and McOuat

Deposit Structure and Alteration – The ore zones at Galmoy are situated on the down-thrown (northern) side of an east-west trending normal fault system (G Fault), which has a maximum displacement in excess of 200 m. This fault or fault system dips at about 55º to the north and is approximately 50 m wide at surface (Figure 4). The fault system forms part of a series of east-west trending, southwest stepping, en echelon faults, interpreted as being formed by trans-tensional movement on a major northeast trending basement structure (supported by regional gravity and aeromagnetic data) during north-south extension. The main structures associated with the CW Zone have been identified as a very steeply dipping, north-northwest trending reverse fault zone (known as the Main Fissure, ("MF")), with displacement down to the east of 2 to 3 m, and an undulating northeast-southwest trending anticlinal structure (the southeast ridge, ("SER")), which plunges to the southwest. The MF is interpreted as marking the position of a possible pathway for mineralizing fluids and has been the focus of intense palaeo-karst weathering. The fault zone pinches and swells dramatically over very short distances both along dip and strike with weathered areas of up to 8 m wide being recorded. The SER is thought to have acted as a barrier to the southeastern migration of mineralising fluids. The CW Zone is cut by a series of sub-vertical faults, trending north-northwest, parallel to the MF, which give the impression of displacing the zone horizon up to 3 m vertically in a number of locations. When mapped over large distances, these structures are found in places to be strike-slip faults and the indication of vertical displacement may be explained by the undulating nature of the footwall. Associated with these structures is a set of sub-parallel faults which trend almost north-south. Sub-parallel, steeply dipping, predominantly strike-slip northeast trending faults cross the zone. These structures displace the mineralized horizon up to 4 m vertically in a number of areas where an undulating footwall contact is found. High-grade lenses of footwall ore have been identified in topographic lows located on the eastern side of one of these structures. A series of steeply dipping monoclinal folds, trending north-northwest, occur across the CW Zone, giving sharp elevation changes of typically 5-6 m over horizontal distances of 12-15 m. Massive sulphide mineralization seems to thicken across these structures in a number of areas; leading to the suggestion that 'sagging' of the footwall occurred during mineralization.

Watts, Griffis and McOuat

Oxidation and associated alteration at Galmoy have been largely controlled by the sub-vertical structures. These have allowed oxidizing water to percolate downwards from surface. Oxidation is often most intense at the hanging wall, where subhorizontal shaley bands have deflected percolating water laterally along the top of the deposit. Where sub-vertical structures penetrate the deposit, oxidation of the ore can be extensive depending on the ore type encountered, often controlled in extent by shaley bands within the ore. In places oxidation has occurred right down to the ABL contact. In areas of high iron, the resultant oxidation of the ore tends to be more intense. In the southern part of the CW Zone adjacent to the SER, 'bleaching' of the immediate footwall (ABL) has occurred, resulting in a zone of soft, gougy, clayey material up to 2 m in thickness. The recognition of these alteration types and their addition to the ore type classification has led to a more efficient processing of the ores and has consequently benefited recovery of zinc in the mill. Oxidation and associated alteration in the G Zone, especially close to the G Fault, are more intense and extensive (vertically) than found elsewhere in the mine. This has caused some difficulties for both the recovery and treatment of the ore. Localised deep-seated oxidation of the mineralized horizon (primarily in CW and G) has resulted in the alteration of sphalerite and galena and has led to the formation of a zinc-lead carbonate assemblage (smithsonite-cerrusite). Small amounts of zinc silicate (hemimorphite) tend to occur along the boundaries of massive sphalerite zones. Minor amounts of zinc oxides also occur as fine-grained alteration products within the oxidized ore. From drillhole and underground data, it is known that there is only minor localised oxidation and associated alteration in the R Zone. This alteration is always associated with structure.

Figures 5 and 6 show representative cross-sections for the G and R Zones respectively, highlighting their relationship with the G Fault system.

6.3 GEOLOGY – OUTSIDE PLS

The Outside PLs have had varying amounts of work done on them and consequently the state of knowledge varies. Since these properties form a minor part of the ARCON property holdings and the value of these holdings, WGM has chosen to discuss what is known of their geology, mineralization and potential in a single section of this report, namely the exploration discussion, Section 9.3.

Watts, Griffis and McOuat

Gy54
Gy52
Gy18
G5
G9
G14
G13
Mg5
Overburden
DOL
Zn, Pb, Ag Decreasing
High Zn, Pb, As
Main G Fault
G Fault Zone, Highly Sheared ABL
OOL
LABL
ABL
OOL
OOL
Scale 1 : 1,250
0
10
50
Metres
Legend:
Overburden
Dolomitized Waulsortian (DOL)
Ore
Argillaceous bioclastic limestone (ABL)
Oolite (OOL)
Lower argillaceous bioclastic limestone (LABL)

Figure 5.

LUNDIN MINING CORPORATION

ARCON Assets - Republic of Ireland

Representative Cross-Section G Zone

Map Source: ARCON, 2006

Watts, Griffis and McOuat

Watts, Griffis and McOuat

LUNGAL / LUN_06_XSect_R_Zone.cdr
Last revision date: Friday, 15 April 2005
Watts, Griffis and McOuat

North
South
3245-128
3245-169
3245-123
3245-167
3245-120
3245-164
3245-105
3245-163
3245-161
3245-108
Overburden
Dolomitised Waulsortian
Fe
Reef Eq
F 250&550
Reef Eq
Transition
RMbx
Resource Zone
Waulsortian /ABL Contact
Waulsortian
ABL
F
F
Faulted ABL
Lisduff Oolite
Lwr B/steen
F
F
Lisduff Oolite
Lwr B/steen
Lisduff Oolite
Lwr B/steen
F
F
0
25
50
Metres

Map Source: ARCON, 2005

Figure 6.

**LUNDIN MINING CORPORATION**

**ARCON Assets - Republic of Ireland**

***Representative Cross-Section R Zone***

Watts, Griffis and McOuat

7. DEPOSIT TYPES

The genetic processes which resulted in the formation of the carbonate-hosted Irish zinc-lead deposits (including Galmoy) remain the subject of some debate. They share characteristics of both sedimentary-exhalative ("Sedex"), largely syngenetic, and Mississippi Valley-type ("MVT"), largely epigenetic, deposits but are unique enough to merit their own class, "Irish-type." Sulphides are most often massive, however, they display complex textures ranging from replacement of host rock by fine-grained, anhedral to colloform sulphides to infill of solution cavities by fine-grained, colloform to medium to coarse-grained crystalline sulphides. Layered sulphide textures, other than colloform banding are largely restricted to cavity fillings.

The deposits are largely stratabound and occur along or adjacent to regional normal faults (part of an extensional tectonic regime), which formed conduits for ascending hydrothermal fluids. This aspect is similar to that of Sedex regimes, however, in the case of Irish-type deposits, the fluids encountered reactive and permeable host rocks prior to reaching the seafloor and deposits formed there. The Irish-type deposits have host rocks and sulphide textures similar to those of MVT deposits, however, differ in containing extensive zones of truly massive sulphides and have a metal suite containing more copper, silver and iron than most MVTs.

Watts, Griffis and McOuat

8. MINERALIZATION

8.1         GALMOY MINE

The zones lie from 40 to 130 m below the surface and have varying but gentle and undulating shallow dips. They are tabular in shape and range in average thickness from 4.1 m (K2 Zone) to 8.7 m (R Zone). The R Zone attains a maximum thickness of approximately 20 m. The mineralization occurs in semi-stratabound lenses of semi-massive to massive sulphides, at or near the base of the Waulsortian. It occurs as replacement mineralization hosted in the RMB with disseminated haloes forming upwards and outwards. Locally where sub-horizontal shaley bands act as the hanging wall, semi-massive to massive zones of sulphides occur. In all the zones but the R Zone, sub-economic mineralization occurs in the upper 4-5 m of the ABL as steeply dipping veins, commonly stockwork in style, and in thin beds parallel to the footwall, however, in the southern part of the R Zone, massive bands of zinc and lead mineralization are found in the ABL, often with copper mineralization in the form of tennantite-tetrahedrite, typically as replacement of dolomitised limestone units. The basic mineralogy in the CW Zone comprises of sphalerite, with minor amounts of galena and pyrite-marcasite occurring as the main sulphides. The K Zone is similar in mineralogy to the CW, insofar that it is basically a sphalerite zone with localised highs of galena and pyrite. The GNE differs somewhat in comprising of major amounts of sphalerite, galena and pyrite-marcasite. Significant amounts of silver and minor amounts of copper in the form of chalcopyrite, which exhibits a broad spatial relationship with the silver, in the form of argentiferous tennantite (freibergite, solid solution series with end members tennantite-tetrahedrite) occur in association with the main sulphides, with the most common mode of occurrence as dendritic inclusions in sphalerite. Basic mineralization in the G Zone differs from both the CW and GNE Zones in comprising major amounts of pyrite-marcasite and sphalerite with lesser amounts of galena as the main sulphides. Minor amounts of quartz also occur. Minor Cu-Ag mineralization was encountered in holes drilled in the southern G Zone that passed through the G Fault. Minor amounts of smithsonite, hemimorphite, cerrusite and iron oxides (hematite and goethite) occur as secondary minerals where local weathering of the ore is strong, (e.g. CW and G Zones). A highly soluble secondary iron-zinc sulphate (melanterite?) formed by the rapid oxidation of marcasite and pyrite in damp air has been identified in the G Zone. Minor amounts of melanterite have also been identified in the M stope in the CW Zone in pyrite rich ore. Mineralization in the R Zone differs from the other Galmoy zones in that it has exceptionally high zinc and lead grades with elevated silver and copper values.

Watts, Griffis and McOuat

Figures 5 and 6 show schematic cross-sections though the G Zone and R Zone respectively, in particular demonstrating their relationship with the G Fault system.

Petrographic analysis of five diamond drill-core samples from the R Zone recognised three episodes of mineralization separated by two brecciation events.

Episode 1: The earliest mineralization involves the deposition of replacive sphalerite in dolomitic limestone and the deposition of spherulitic sphalerite in open spaces. There is some evidence to suggest that tetrahedrite-tennantite may have also been deposited at this time. The early sphalerite has subsequently been overgrown by and partly replaced by pyrite, which in turn has been partly replaced by marcasite. Early brecciation of the above created open space for the second stage of mineralization.

Episode 2: This primary stage of mineralization consists of the deposition of sphalerite and to a lesser extent tetrahedrite-tennantite, with the tetrahedrite-tennantite tending to occur towards the base of the mineralized zone. Galena appears to have been deposited during the latter stages of this phase of mineralization. Minor amounts of chalcopyrite, bornite, chalcocite, jalpaite and native silver also occur in this phase. This mineralization episode was followed by a late stage brecciation on a smaller scale than the first brecciation.

Episode 3: Late stage deposition of sphalerite and dolomite in veins.

Watts, Griffis and McOuat

8.2         OUTSIDE PLS

Since these properties account for only a small part of the value of the ARCON property holdings, WGM has chosen to discuss what is known of their geology, mineralization and potential in a single section of this report, namely the exploration discussion, Section 9.3.

Watts, Griffis and McOuat

9. EXPLORATION

9.1         GENERAL

Lundin has carried out no exploration on any of the ARCON holdings.

ARCON has had an active exploration program on these holdings since the mid-1980s, although the level of work has fluctuated with the economic fortunes of the Galmoy Mine. The exploration group plans and carries out all the programs, including definition drilling on mineralised zones. The latter is done in consultation with mine geological staff. In 2004 the exploration budget was €846,000 and there is a tentative 2005 budget of €950,000. The 2005 budget includes a modest provision for additional (but temporary) staff and capital to upgrade geophysical equipment, software and hardware and vehicles. It is recommended that consideration be given to increasing this amount by 25% to €1,200,000 to accommodate accelerated drilling on the Surrounding PLs.

9.2         GALMOY MINE AND SURROUNDING PLS

ARCON and its predecessor Conroy, have carried out an active exploration program in the mine area since 1981 and in particular since the initial discovery in 1986, while drilling an IP anomaly. Exploration has been driven by geology, geophysics, in particular IP/Resistivity surveys and diamond drilling. Airborne electromagnetic ("AEM") and magnetic geophysical surveys have been carried out over various portions of the property. The airborne magnetic survey proved very useful in aiding geological and structural mapping while the AEM surveys (mainly test surveys by third parties) have not proved as useful as the EM response of Irish-type Zn, Pb mineralization is generally quite limited. In 2001, ARCON carried out a regional gravity survey over portions of the property, concentrating on the area between the deposit as known then and the Rapla Prospect to the northeast. Subsequent drilling of gravity highs led to the discovery of the R Zone in 2002.

Watts, Griffis and McOuat

Table 4 presents typical intersections from the CW and R Zones. All holes are vertical and core width is generally equal to true width.

TABLE 4
GALMOY MINE – REPRESENTATIVE DIAMOND DRILLHOLE INTERSECTIONS
Hole #	Depth	From	To	Core Width	Zn	Pb	Ag
	(m)	(m)	(m)	(m)	(%)	(%)	(g/t)
R Zone
3245/126	185.00	142.34	150.35	8.01	15.33	8.17	67
3245/146	124.00	99.00	109.00	10.00	3.24	0.27	3
3245/164	319.40	138.64	154.03	15.39	31.92	5.24	12

CW Zone
GY169	145.2	88.54	94.79	6.25	11.42	0.18	N/A
GY176	77.11	66.44	70.71	4.27	8.93	0.15	N/A

9.3         OUTSIDE PLS

9.3.1         GENERAL

Each of these PLs has a certain amount of potential as demonstrated by the presence of several small zones of mineralization and encouraging drill intersections. The PLs are presented below in an order reflecting a very preliminary rating of their potential. WGM recommends that further study of their potential be carried out before embarking on any major exploration programs beyond the modest ones planned for 2005.

9.3.2         LONGFORD – PL 582

PL 582 is located in the northern portion of the Midlands and has been held for 14 years. It is contiguous to the southwest with PL 186 (recently applied for by ARCON). PL 186 hosts the Keel Prospect, a 4.97 Mt deposit grading 6.85% Zn, 1.24% Pb, 28 g Ag/t, 0.11% Cd, and the Garrycam Barytes deposit, 1.35 Mt grading 36.14% BaSO4, 2.67% Zn. These estimates were prepared prior to the implementation of NI 43-101. WGM has neither audited these estimates nor made any attempt to classify them according to NI 43-101 standards. They are presented because Lundin and WGM consider them to be relevant and of historic significance. These estimates should not be relied on. The Keel mineralization is hosted in Pale Beds and Old Red Sandstone while the Garrycam deposit is hosted in Waulsortian. The Keel area is structurally very like Silvermines albeit on the northern side of the Irish Midlands compared to the southwestern and the faulting is downthrown to the south. The other main difference is that no large sulphide body has been found at Keel within the Waulsortian.

Watts, Griffis and McOuat

The potential for a large sulphide body within the Waulsortian may be better on PL 582. Although the main Keel Fault appears to lie along the southeastern margin of the Keel inlier, the SW striking Keel Fault does not appear to follow the Chadian shelf/basin margin. The shelf/basin margin appears to strike south-southwestwards away from the Keel Deposit into PL 582.

Throughout the 14 years that PL 582 has been held it has been 'on the back-burner' and the fact that it appears to straddle the shelf/basin margin only emerged comparatively recently (shelf/basin margins commonly follow syn-sedimentary faults). However, supporting this hypothesis is drill-hole 582-2 (351 m), the only hole drilled by ARCON and only the second ever drilled on the PL. The hole intersected exceptionally thick Waulsortian, it collared in Waulsortian at 3 m depth and intersected the base at 342.3 m depth. Furthermore, within the Waulsortian there were numerous occurrences of pyrite mineralization, mainly lining calcite veinlets and mainly occurring between 180 and 240 m depth. The thick Waulsortian is interpreted as accumulating on the basin side of the margin.

Further work in trying to pinpoint the shelf/basin margin in PL 582 is required and planned. If it can be delineated, it will act as a focus for further drilling. It is planned to carry out gravity surveying in April 2005 for this purpose.

Figure 7 shows the geology and drillhole locations on the property.

Watts, Griffis and McOuat

210000
212000
214000
216000
218000
263000
261000
259000
257000
Waulsortian
Supra Waulsortian
Supra Waulsortian
PL 582
582-2
582-1
N
Legend:
ARCON drillholes
Drillholes previous to ARCON
Outcrop
Geological contact
PL outline
Scale 1 : 40,000
0
400
2000
Metres
Map Source: ARCON, 2006

Figure 7.

**LUNDIN MINING CORPORATION**

**ARCON Assets - Republic of Ireland**

***Geology and Drillhole Locations***
***Longford PL 582***

Watts, Griffis and McOuat

9.3.3         LIMERICK – PL 2840

The licence area is located in the southern portion of the Midlands roughly on strike to the southwest of Galmoy and Lisheen. It covers an east-northeast striking belt of Waulsortian Limestone, which dips to the north-northwest under rocks of the Lower Carboniferous age Knockroe Volcanic Formation a.k.a. the Limerick Volcanics. The most important occurrence of mineralization found to date in the area is the Carrickittle Prospect, within which Tara, in the 1960s, outlined an unclassified "Mineral Resource" of some 150,000 tonnes grading approximately 6% Zn and 1.5% Pb hosted in Waulsortian. This estimate was prepared prior to the implementation of NI 43-101. WGM has neither audited this estimate nor made any attempt to classify it according to NI 43-101 standards. It is presented because Lundin and WGM consider it to be relevant and of historic significance. This estimate should not be relied on. Although there is clearly no potential for the Carrickittle Prospect to grow into anything of economic significance, it does show that mineralization can occur in the area. The presence of volcanics also shows that the area was in a tensional tectonic regime with a high heat flow shortly after deposition of the Waulsortian – both conditions conducive to mineralization. The potential lies down dip beneath the volcanic cover.

This licence area was subject to a joint venture with Noranda for a short time when considerable work took place. Similarly to Kinnity and Ferbane excess expenditures have meant that little work has been required or carried out in recent years.

ARCON drilling has amounted to 25 holes totalling 4,446.68 m.

In 2004, ARCON carried out Schlumberger array IP and Resistivity depth soundings, which, although done to map the base of Waulsortian, identified some high chargeabilities. Further geophysical work together with follow-up drilling is required.

Figure 8 shows the geology and drillhole locations on the property.

Watts, Griffis and McOuat

174000
178000
182000
144000
140000
136000
Intrusive
Dol. Waul
Waulsortian
PL 2840
ABL
Carrickittle
Prospect
Scale 1 : 60,000
0
500
2500
Metres
N
Legend:
ARCON drillholes
Drillholes previous to ARCON
Outcrop
Old mine workings
Normal fault
Geological contact
PL outline
Map Source: ARCON, 2006

Figure 8.

**LUNDIN MINING CORPORATION**

**ARCON Assets - Republic of Ireland**

***Geology and Drillhole Locations***
***Limerick PL 2840***

Watts, Griffis and McOuat

9.3.4         KINNITY/OFFALY – PLS 2859 AND 2671R

These PLs are located in the central portion of the Midlands and cover part of the Birr-Tullamore section of the major Knockshigowna Fault. The Knockshigowna Fault is a large reverse fault that has reactivated a large syn-sedimentary normal fault; the original normal fault was of sufficient magnitude to produce a clear shelf/basin margin with the Calp basin to the south and Chadian and younger shelf limestones to the north. If the large syn-sedimentary normal fault acted as a pathway for mineralising fluids as in the classic Irish model, it would be the first clean limestone on the downthrown side, the southern side, of the fault that would be mineralized; the later reverse movement on the fault simply pushes this package back up and onto the shelf. Significant mineralization has been found in the Waulsortian south of the fault at two places in the area, firstly, the Crinkle Prospect just southwest of Birr (also just southwest of PL 2671R) and secondly, at the Kinnity Prospect in PL 2859, which is northeast of PL 2671R.

The Kinnity Prospect was discovered by ARCON in the late 1990s but was not properly investigated until Noranda entered into a joint venture on the area in 1998. Although several very encouraging intersections of mineralization were made, possibly the best was in hole K16 from 151.15 to 165 m depth, 13.85 m containing 5.26% Zn, 0.44% Pb, the mineralization did not prove to be extensive. Neither is the style of mineralization classic Irish style. The mineralization is very marcasite/pyrite rich, in places massive, with the sphalerite appearing as banded ex-solutions from the pyrite and is accompanied by course calcite. All the mineralization appears to occur in dilations within the Waulsortian limestone and there appeared to be little if any reaction of the fluids with the limestone. From textures and studies, the mineralization appears to be low temperature and perhaps quite distal from its source and may have been emplaced at a late stage.

ARCON has not carried out much work in the last few years in PL 2859. All the ground has been thoroughly surveyed using IP/Resistivity and no untested anomalies remain. ARCON has drilled 40 holes totalling 9,275.85 m on PL 2859, largely on the Kinnity Prospect and two holes totalling 704.0 m on PL 2671R.

Watts, Griffis and McOuat

The only work presently planned is to drill a deep hole within the Kinnity Prospect to the base of the Carboniferous to see if any other horizon has been mineralized; it is possible that the extreme southern edge of the Pale Beds extends this far. The thinking here is that since the prospect was surrounded by barren holes ruling out lateral fluid migration, the mineralization must have come from depth.

It is planned to commence this deep drill-hole in April. This is a worthwhile drillhole and WGM supports it.

Exploration on westerly-contiguous PL 2671R has by contrast only just begun although having said that, the target, the base of Waulsortian, is in general too deep to be accessible by IP/Resistivity surveying and the plan is to drill a series of well-spaced holes on the southern side of the fault down to the base of Waulsortian and follow these with lithogeochemistry to isolate any hot spot(s). To date, only one hole has been drilled, this down to 400 m (it was then stopped and capped for deepening later). At 400 m, it appeared to be within a pale, cherty, supra-Waulsortian limestone similar to the Crosspatrick Formation at Galmoy or alternatively this limestone could be a Waulsortian equivalent.

Figure 9 shows the geology and drillhole locations on the property.

9.3.5         FERBANE (OFFALY) – PLS 480 AND 481

These licences cover the Ferbane Inlier and the Ferbane Fault and are located in the central portion of the Midlands. The northeast trending Ferbane Fault with downthrow to the north juxtaposes Waulsortian Limestone against Old Red Sandstone. It is the classic geological setting for Irish base metal deposits, yet no mineralization has been found to date within the Waulsortian; minor mineralization was discovered in the 1960s by Gortdrum Mines hosted in Pale Beds within the northeastern nose of the inlier.

Watts, Griffis and McOuat

208000
216000
210000
202000
Rath
Shelf Lst
Knockshigowna Fault
PL 2671R
Waulsortian Lst
Kinnity
Prospect
PL 2859
A.B.L.
Lower Sandstone Shales
Killyon
Basinal Lst ( Chadian to Arundian)
Birr
Kinnity
Old Red Sandstone
Basinal Lst ( Holkerian to Brigantian)
Grinide
Prospect
N
Scale 1 : 75,000
0
500
2500
Metres
Legend:
ARCON drillholes
Drillholes previous to ARCON
Normal fault
Geological contact
PL outline

Figure 9.

**LUNDIN MINING CORPORATION**

**ARCON Assets - Republic of Ireland**

***Geology and Drillhole Locations***
***Kinnity/Offaly PL 2671R And PL 2859***

Map Source: ARCON, 2005

Watts, Griffis and McOuat

ARCON's strategy has consisted of carrying out IP/Resistivity surveying over areas underlain by Waulsortian lying northwest of the fault and drill testing any anomalies. For a short period in the late-1990s, it was aided in this endeavour by a joint venture with Noranda Ireland. Noranda also brought to the project the results of an Airborne TEM survey flown by Geoterrex. Numerous anomalies were drilled with no success and a lithogeochemical study on the core revealed no significant hot areas or positive vectors for further work.

ARCON has drilled 6 holes totalling 1,268.5 m on the property.

ARCON has carried out little work in the last few years but plans to complete the reconnaissance IP/Resistivity coverage and drill test any confirmed anomalies. This could be completed within the current two-year licence period.

One area of potential that is not addressed by this programme is the possibility that any economic mineralization in the area occurs in the Pale Beds rather than in the Waulsortian. It is probable that the southwestern limit of the Pale Beds crosses these licence areas and therefore the Pale Beds probably occur at depth under much of the PL 480. Rio Algom drilled down to the Pale Beds on adjoining licences and it may soon be possible to acquire historic Rio drillhole data. Any positive indications in these holes would help guide further work on the Arcon Ground.

Potential appears somewhat limited. Figure 10 shows the geology and drillhole locations on the property.

Watts, Griffis and McOuat

205000
215000
230000
220000
Supra Waulsortian
PL 480
Old Red Sandstone
Waulsortian
ABL
Navan Group
PL 481
N
Scale 1 : 60,000
Legend:
ARCON drillholes
Drillholes previous to ARCON
Normal fault
Inferred fault
Geological contact
PL outline

Figure 10.

**LUNDIN MINING CORPORATION**

**ARCON Assets - Republic of Ireland**

***Geology and Drillhole Locations***
***Ferbane PL 480 And PL 481***

Map Source: ARCON, 2006

Watts, Griffis and McOuat

9.3.6         HARBERTON BRIDGE – PLS 1604 AND 1607

The property, located roughly on strike with Galmoy and Lisheen, was acquired in 1998 based on the presence of the Canal Zone and a considerable amount of potential. The Canal Zone contains an historic unclassified "Mineral Resource" estimated at 3.6 Mt grading 9.6% Zn+Pb. This estimate was prepared prior to the implementation of NI 43-101 and should not be relied on. WGM has neither audited this estimate nor made any attempt to classify it according to NI 43-101 standards. It is presented because Lundin and WGM consider it to be relevant and of historic significance.

The licence areas are mainly underlain by Lower Carboniferous Limestones where they are faulted against an inlier of Lower Palaeozoic rocks, the Kildare Inlier. The structure of the area is dominated by a major reverse fault trending NE-SW, dipping to the southeast and possibly following and reactivating a normal structure that in turn followed a deep-seated Caledonian structure. Although the major NE-SW striking fault has not been traced for any significant distance to the southwest, the Bouguer gravity anomaly map of Ireland shows that the area is on gravity strike with Galmoy and Lisheen. Several occurrences of base metal mineralization, collectively termed the Harberton Bridge Prospect, occur in a NE trending graben-like structure lying north of the Kildare Inlier.

The Harberton Bridge Prospect consists of a group of MVT style breccia-pipe deposits hosted in, and cutting through, Lower Carboniferous Limestones ranging from the top of the Courceyan age ABL through the Waulsortian to the Chadian age Allenwood Beds. Most of the breccia mineralization is too low grade to be anywhere near economic but higher-grade mineralization occurs at the base of the Waulsortian, particularly in the Canal Zone. It is thought that the hydrothermal fluids migrated laterally beneath the Waulsortian before breaking upwards, at points of weakness, through the Waulsortian and the overlying Allenwood beds, to form the breccia pipes.

Watts, Griffis and McOuat

The potential of the area is that there may be further resource grade mineralization at the base of the Waulsortian back along the path(s) of the migrating hydrothermal fluids. That potential remains.

ARCON has drilled 5 holes totalling 1,407.6 m on the property.

The property has become, however, one of low priority for two reasons. Firstly the area has become a distant suburb of Dublin and as such carrying out exploration there is quite difficult. Secondly, the grade and quality of the mineralization found to date is sub-economic. ARCON has no work planned and has made it known that the property is available for joint venture. WGM agrees with that approach.

Figure 11 shows the geology and drillhole locations on the property.

Watts, Griffis and McOuat

275000
280000
285000
230000
225000
220000
Legend:
ARCON drillholes
Drillholes previous to ARCON
Normal fault
Reverse fault
Geological contact
PL outline
Supra-Waulsortian
Waulsortian
Reef Equivalent
Ballynafagh Bog, SAC
PL 1604
Sub-Waulsortian
A.B.L.
Micrite
Navan Bed Equivalent
PL 1607
Reef Equivalent
Old Red Sandstone
Lower Palaeozoic
Sub-Waulsortian
Lower Palaeozoic
Scale 1 : 75,000
0
500
2500
Metres
Map Source: ARCON, 2005

Figure 11.

**LUNDIN MINING CORPORATION**

**ARCON Assets - Republic of Ireland**

*Geology and Drillhole Locations*
*Harberton Bridge PL 1604 And PL 1607*

Watts, Griffis and McOuat

10. DRILLING

10.1         GENERAL

Exploration and mine site drilling is done by contractors. Historically the vast majority has been done by Irish Drilling, headquartered near Galway. In 1986 and 1987, it was handled by Priority Drilling also headquartered near Galway. All-up contractor costs are €40 to €50 / m depending on hole length.

Core size is generally NQ unless poor ground conditions require size reduction to BQ. On the rare occasions when poor conditions are expected, a hole may be started with HQ equipment. Holes are virtually all vertical, in the mine area only 39 of 1,091 were angled holes, historically show little deviation and are not directionally surveyed. From 1997, locations and elevations have been surveyed using a Geographic Positioning System ("GPS") instrument, latterly a differential GPS system. Prior to this period, locations were established by measurement from field boundaries and elevations established by levelling from benchmarks. Core recovery is near 100%.

10.2         GALMOY MINE AND SURROUNDING PLS

Most of the diamond drilling has been concentrated on definition of zones as they were discovered, although there has always been at least a limited program of reconnaissance/stratigraphic drilling, fluctuating with the economic fortunes of the mining operation. The fluctuation can be viewed in Table 5. In the five years between 2000 and 2004, drilling averaged 7,600 m and 46 holes per year, but ranged from 4,575 m in 9 holes in 2001 to 11,869 m in 70 holes (following the discovery of the R Zone) in 2003. Table 5 also documents all of the drilling on the mine area and Surrounding PLs from 1967 to the end of 2004.

Watts, Griffis and McOuat

TABLE 5
GALMOY MINE AND SURROUNDING PLS – DRILLING STATISTICS
PL	Main Target	Years	Holes	Metres
586R (previous operators)	Recon.	1967-1976	28	1,546.54
586R (ARCON)	Orig. discovery	1986-2005	739	79,487.14
3245R (Anglo/Lisheen)	Bog Area	2004	2	65.0
3245R (ARCON)	R Zone & Bog	1987-2004	239	31,679.24
1653 (previous operator)	Rapla Prospect	1987-1997	25	5,211.3
1653 (ARCON)	Rapla Prospect	1998-2004	12	591.8
3312	Rapla Prospect	1989-2003	27	2387.2
754	Recon.	1988-2004	17	10,461.25
3313	Recon.	1989 & 1992	2	310.6
Totals (December 31/04)			1,091	137,066.3

All Immediate Galmoy Area PLs		Year	Holes	Metres
		2004	39	4,935.2
		2003	70	11,868.75
		2002	38	6,996.0
		2001	9	4,575.0
		2000	50	9,628.5
Average / year		2000-2004	41 holes	7,600.7

Surface diamond drilling data are the only data used for Mineral Resource definition at all scales, stope definition, and for grade control. Some percussion test hole/sludge sample drilling is done from underground to precisely define orebody edges. Virtually no diamond or other exploration drilling is conducted underground although there are plans to purchase a small drill rig for underground use. Drilling is planned and executed by the ARCON exploration group mine.

To qualify as Inferred Resources, drill spacing is generally 100 by 100 m. Indicated Resource drill spacing is approximately 50 by 50 m. Measured Resource drill spacing is approximately 25 by 25 m.

10.3         OUTSIDE PLS

ARCON has carried out a considerable amount of drilling on its presently held Outside PLs. Drilling statistics are documented in Table 6.

Watts, Griffis and McOuat

TABLE 6
OUTSIDE PLS – DRILLING STATISTICS
Property Name & PL	Years	Holes	Metres
Longford PL 582	1999	1	351
Limerick PL 2840	1988-2001	25	4,446.68
Kinnity PL 2859	1983-2000	40	9,275.85
Offaly PL 2671R	1999 & 2004	2	704
Ferbane PLs 480 & 481	1999-2004	6	1,268.5
Harberton Bridge PL 1604 & 1607	1999-2002	5	1,407.6
Totals (December 31/04)		79	17,453.63

10.4         CORE HANDLING AND LOGGING PROTOCOL

All drill core whether from the mine area or Outside PLs is picked up from drill sites by ARCON personnel and delivered to a core logging and storage facility three or four kilometres from the mine site. It arrives in labelled wooden core trays. A summary log of the core is prepared immediately and the mineralised section plus the boxes of core immediately above and below the mineralised section, are photographed for future reference, particularly as an aid to future geotechnical logging. The core is then marked for sampling, split and sent for assaying as described in more detail below.

Using the remaining half core the geologist logs the hole for lithology, structure, alteration, etc., entering all observations by hand on paper logging forms. Geotechnical logging and calculation of Rock Quality Designation ("RQD") is carried out on drill holes that intersected resource grade mineralization or are relevant to mine development. At present only basic locational, orientation, hole depth, coded geology and assay data are computerized; no digital drill log is prepared. The exploration group expects to acquire an appropriate drill logging and plotting software package before summer.

Watts, Griffis and McOuat

Specific gravity ("SG") measurements are taken for all sampled core. Measurements are taken using the archived half of sawed and sampled core once it has dried. Individual 10 to 15 cm pieces are weighed in air and then in water. From these measurements, the SG is calculated and subsequently the individual measurements are combined to provide an SG for the entire sample length. This information is then added to the paper drill log along with assay results for the corresponding sample. Completed drill logs for Mineral Resource definition holes are passed on to mine staff.

Watts, Griffis and McOuat

11. SAMPLING METHOD AND APPROACH

The geologist marks the "from-to" for assay samples on the core and the core box. Sample length is chosen based on the nature of mineralization and sulphide content and varies, with the maximum length 1.0 m. The geologist prepares a numbered paper tag for each sample. One tag goes in the core box, a duplicate goes in the sample bag and a triplicate stays in the sample tag book. A technician splits the core using a diamond saw. The second half of the core is returned to the core tray and all core is archived in covered but open shelters/farm-type buildings adjacent to the logging area.

Watts, Griffis and McOuat

12. SAMPLE PREPARATION, ASSAYING AND SECURITY

12.1         SAMPLE PREPARATION

The sample bags are transported to the Galmoy Mine laboratory, located in the central mine office building. Samples are dried then jaw crushed to 100% minus 5 mm. A Jones riffle splitter is used to reduce the sample in size, with 100 - 150 g then pulverized to 100% minus 36 microns. The coarse reject is bagged and both it and the remaining pulp are saved for reference/check assaying/metallurgical testwork. All crushing machinery is cleaned by brushing between samples. WGM visited the laboratory and held discussions with the supervisor.

12.2         ASSAYING

Assaying is carried out in the mine laboratory. The Atomic Absorption ("AA") method (following aqua regia digestion) is used to determine values for a suite of nine elements on 0.5 g sub-samples. The elements are Zn, Pb, Ag, Fe and additionally since the discovery of the R Zone, Cu, Sb, As, Cd and Mg. Zn and Pb in sulphide form only are also determined.

12.3         QAQC

The mine laboratory does not routinely insert blanks, duplicates or standards for drill core samples although it uses standards when analyzing concentrate prior to shipment.

Exploration geologists pull approximately 10% of the sample pulps, ensuring that the choices are representative of overall grades, and send these samples to OMAC Laboratories (part of the Alex Stewart (Assayers) Limited group) near Galway. These samples are analyzed by AA for the same suite of elements as those done at the mine laboratory. OMAC has an internal QAQC program, inserting blanks, standards and duplicates. OMAC participates in the CANMET sponsored Professional Testing Program-Mineral Analysis Laboratories ("PTP-MAL") round robin program and holds a certificate of proficiency from this program.

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It is working towards ISO certification. ARCON reports that the mine and OMAC results match very closely.

Despite the fact that there do not appear to be any QAQC problems, WGM suggests that a formal QAQC program should be introduced. It would be worthwhile considering engaging an expert to aid this effort. Crushing and pulverizing equipment should be cleaned with compressed air between samples and a quartz wash may also be appropriate. Blanks, duplicates and (mine-specific) standards should be inserted onto the sample stream at the mine. Handing over all sample preparation and assaying responsibilities to OMAC is another possibility to consider. In such a case, a set of pulp duplicates would be collected on a routine basis and sent to another commercial laboratory as part of the QAQC protocols. All these suggestions reflect standard industry procedures and evolving regulatory and investor expectations and would formalize the existing program.

12.4 SECURITY

The drill core remains within the secure core logging and storage compound during the entire logging and splitting process and sample preparation is carried out in secure minesite facilities. All check sample batches are packaged securely prior to shipping to OMAC and sample numbering is checked at each stage of the sampling, sample preparation and assaying process. There is no reason to suspect that samples are or have been tampered with during any part of the process.

Watts, Griffis and McOuat

13. DATA CORROBORATION

WGM visited several underground working faces during its site visits in August 2004 and February 2005. All of the surface facilities, including the tailings impoundment area were visited in August and portions of them including the concentrator were visited again in February. WGM visited the drill core logging and storage facilities and reviewed core from the R Zone in August. WGM visited the exploration office, located near the mine site and had a general tour of all the Surrounding PLs in both August and February, spending considerable time with ARCON's exploration manager, Andy Bowden, reviewing maps and other data and discussing past work, procedures and future proposed work. During the August underground visit two representative samples were taken, both of massive Zn, Pb material, one from the R Zone, within the ABL very close to the Waulsortian contact and the other from the G Zone. These samples were taken to confirm the presence of economic mineralization. They were returned to Toronto and sent to the ISO 9002 accredited ALS Chemex laboratory in Vancouver for analysis. Zn, Pb, Ag and Cu were determined by AA measurement (following aqua regia digestion) on 30 g sub-samples. Au was determined by fire assay with an Inductively Coupled Plasma ("ICP")-AA finish on a 50 g sub-sample. In addition, 34-element ICP analysis was carried out on both samples. The WGM sampling confirmed the presence of Zn, Pb, Ag and very low Cu and Au as detailed in Table 7. Also of note were elevated As, Ni and Co values in both samples and Mg and Cd (>500 ppm) in the R Zone sample.

TABLE 7
WGM SAMPLING RESULTS, GALMOY MINE
Location	Zn	Pb	Ag	Cu	As	Au	Ni	Co	Mg
	(%)	(%)	(g/t)	(%)	(ppm)	(ppb)	(ppm)	(ppm)	(%)
R Zone	16.5	4.58	55.3	0.07	1,500	0.002	156	111	3.2
G Zone	6.35	0.81	0.2	0.01	2,830	0.004	238	111	0.2

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14. ADJACENT PROPERTIES

The Lisheen Mine, part of the Anglo American group, lies approximately 10 km southwest of the Galmoy Mine. It is also an Irish-type massive sulphide Zn-Pb deposit, and is located in a similar stratigraphic and structural setting to that of Galmoy. The mine has been in production at the rate of approximately 1,500,000 tpa since September 1999. At the end of 2004, Proven and Probable Mineral Reserves stood at 12.0 Mt grading 11.69% Zn, 1.94% Pb with additional Measured and Indicated Mineral Resources of 1.5 Mt grading 11.7% Zn, 1.12% Pb. These Mineral Reserves and Resources are classified and reported by Anglo according to the Australasian Joint Ore Reserves Committee ("JORC") code. Lisheen also has an active surface exploration program.

There are virtually no open PLs in the vicinity of the Galmoy/ARCON and Lisheen/Anglo holdings. There are, however, no other companies active in the area at present.

Watts, Griffis and McOuat

15. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

15.1         GENERAL

The Galmoy Mine Mineral Reserve and Mineral Resource estimates, as prepared by mine staff and reviewed and reclassified by WGM, are shown in summary Tables 8 and 9. Galmoy reports its Measured and Indicated Mineral Resources inclusive of Proven and Probable Mineral Reserves. Both Mineral Resources and Reserves are comprised of nine zones enclosed within an area roughly 2.5 km from WSW to ENE and 1.7 km from NNW to SSE. The Mineral Reserves are shown broken down by zone in Table 10.

TABLE 8
GALMOY MINE MINERAL RESOURCES
PREPARED BY GALMOY STAFF, SEPTEMBER 30, 2004 –
AUDITED AND RECLASSIFIED BY WGM, MARCH 2005
(Using a 4.5% ZnEq* Cutoff and 3.7 m Minimum Mining Thickness**)
Classification	Tonnes	% Zn	% Pb	g/t Ag
Measured	3,418,000	15.90	4.65	46.51
Indicated	2,096,000	11.31	2.87	21.41
Measured + Indicated	5,514,000	14.15	3.97	36.97

Inferred***		79,000 5.9	0.2	18
*	ZnEq (zinc equivalent) = % Zn + ½ % Pb. This factor is derived by mine staff based on metallurgical recoveries and metal prices. It is a factor often used in similar mines and has proven to be historically accurate.
**	When mining thicknesses must be increased to meet the 3.7 m minimum, this dilution is added at its assayed grade and if it has not been assayed, it is assigned the average below-cutoff grade calculated from all samples within the assay database. This procedure is not required for the R Zone since all drillholes were assayed to lengths greater than 3.7 m.
***	The Inferred Resource is in addition to the Measured and Indicated Resources.

Measured and Indicated Mineral Resources are converted to Proven and Probable Mineral Reserves respectively by applying wallrock dilution and mining recovery factors and a 6% ZnEq cutoff grade. Dilution and recovery factors are estimated depending upon the thickness of the deposit, ground conditions, the geometry of the orebody, and the stoping method. They have been derived from initial assumptions and modified through experience in the deposit.

The three principal mining methods are drift and fill, room and pillar, and bench and fill, depending mainly on deposit thickness. The dilution and recovery factors range from 13-40% and 50-88% respectively and average 18% and 77%. These factors may be conservative.

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The Proven and Probable Mineral Reserves are as follows:

TABLE 9
GALMOY MINE MINERAL RESERVES
PREPARED BY GALMOY STAFF, SEPTEMBER 30, 2004 –
AUDITED AND RECLASSIFIED BY WGM, MARCH 2005
(using a 6% ZnEq cutoff)
Classification	Tonnes	% Zn	% Pb	g/t Ag
Proven	2,615,674	15.9	4.9	47
Probable	1,340,724	10.6	3.0	23
Proven + Probable	3,956,398	14.1	4.3	39

TABLE 10
GALMOY MINE MINERAL RESERVES BY ZONE
PREPARED BY GALMOY STAFF, SEPTEMBER 30, 2004 –
AUDITED AND RECLASSIFIED BY WGM, MARCH 2005
(using a 6% ZnEq cutoff)
Zone	Classification	Tonnes	% Zn	% Pb	g/t Ag
K	Proven	92,783	9.1	2.0	84.3
	Probable	324,302	9.5	2.1	8.1
K2	Probable	68,576	11.2	1.0	-
G	Proven	721,486	10.6	2.2	40
G East	Probable	292,398	9.6	3.0	31
G Northeast (GNE)	Proven	73,787	10.6	4.4	36
G West	Probable	143,123	8.8	1.0	-
CW	Proven	197,777	10.0	0.6	-
	Probable	20,837	8.8	0.4	-
CW South (CWS)	Proven	131,443	17.4	0.9	2
R	Proven	1,398,399	20.1	7.6	65
	Probable	491,488	12.3	4.4	39
Proven + Probable		3,956,398	14.1	4.3	39

ARCON prepares its Mineral Resource estimates according to the standards and definitions incorporated in the Code for Reporting Mineral Exploration Results, Mineral Resources and Mineral Reserves ("IMM Reporting Code") prepared by the Institution of Mining and Metallurgy (now known as "IOM3") working group on resources and reserves in conjunction with the European Federation of Geologists ("EFG"), the Geological Society of London ("GSL") and the Institute of Geologists of Ireland ("IGI"). The IMM Reporting Code became effective in October 2001.

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WGM has reclassified the defined mineralization at Galmoy according to the definitions of National Instrument 43-101 and the guidelines published by the CIM Standards. The definitions for the CIM Standards are as follows:

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

WGM has audited the September 30, 2004 Mineral Resource estimates for the R Zone portion of the mine and has validated the resulting block models, tonnages and grades. The R Zone hosts approximately 36% of the Measured and Indicated Mineral Resource. Figure 12 presents a 3D view of the R Zone.

Figure 12. R Zone 3D View (looking north) with some workings (grey), (Red=Measured Resource, Yellow=Indicated Resource)

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15.2         R ZONE AUDIT

15.2.1         GENERAL

WGM's audit included:

  Review of the following reports:

    ARCON Resource Statement Report (March 31, 2004);

    ARCON Mineral Reserve Statement Report (March 31, 2004);

    Roscoe Postle Associates' Mineral Resource and Mineral Reserve Review and accompanying summary letter (May 20, 2004);

    ARCON Resource Statement memo (for September 30, 2004), dated October 21, 2004; and

    ARCON Reserve Summary spreadsheet (for September 30, 2004), dated October 13, 2004.

  Review of the Galmoy mine drillhole data (in spreadsheet format) as well as AutoCAD dxf data containing R Zone geology wireframes, underground workings wireframes, sectional polygon interpretations for mineralized zones (disseminated and massive classifications), and plan polygons representative of mining zones and resource limits for the R Zone;

  Checking of the drillhole data information with respect to consistency, validity and completeness;

  Creation of a drillhole database structure, importation of drillhole data from spreadsheets, creation of interval composite tables, development of R Zone wireframes (solids) and grade block models (standard and diluted) using Gemcom software;

  Validation of the reported R Zone Mineral Resource estimations for tonnage and quality grade values (%Zn, %Pb, Ag g/t); and

  Verification of the reporting of Mineral Resources for the R Zone.

All data used for WGM's audit were supplied by Galmoy mine personnel. We have assumed the data supplied to us to be correct and have accepted them for the purpose of this report.

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15.2.2         DATA REVIEW, VALIDATION AND ANALYSIS

Drillhole data were supplied in spreadsheet format. Five spreadsheet files containing collar information, downhole survey data, assay interval data, geology interval data, and ore interval data were imported into the Gemcom software ("GEMS") to conduct spatial review, data validation for analysis and resource estimation. In all, 1,227 collar records were imported, of which 69 drillholes were pertinent for the verification and analysis of the R Zone.

Drillhole data specific to the R Zone appeared to be complete. Some minor problems were encountered during importation of downhole survey records and were primarily due to survey record requirement differences between Galmoy's database and the GEMS downhole survey table. For example, some drillholes (e.g. GY657) did not have a record for the collar in the survey data file, but did have a record for the toe of the hole. The lack of collar surveys introduced some confusion about the orientation at the collar. Galmoy personnel confirmed that these drillholes were collared vertical (i.e. at -90°), despite any deviation recorded at the toe of the drillholes. No other problems were encountered with the drillhole data (collar, assay, geology, and ore interval tables) specific to the R Zone.

The assay table contained many fields for quality values including specific gravity ("SG"), %Zn, %Pb, Ag g/t, %Fe, %Cu, %As, %Cd, %Sb, %Ni, %Co, %Ba, %Hg, %MgO, and %ZnEq of which SG, %Zn, %Pb, Ag g/t were complete for the R Zone and were the principal quality values used in the WGM Mineral Resource analysis.

Wireframes (solids) that represented the R Zone massive sulphide mineralized area as well as the underground mine workings were provided by Galmoy personnel. Both wireframes were checked for closure and verified as robust constructions. WGM understands that the geometric extent and shape of the massive mineralized zone solid is based on sectional interpretations of massive mineralized zones encountered in R Zone drillholes. It is also understood that the mine workings solids represent the "as-mined" geometric shape and extent for the underground development at the time of the Mineral Resource statement. The size and shape of each wireframe is presumed to be correct. Galmoy highlighted the fact that the "as-mined" development solids represent mined status as of September 13, 2004, such that Galmoy provided an additional spreadsheet of "as-mined" tonnage and grade information from September 13 to 30, 2004, to ensure consistency with the September 30, 2004 Mineral Resource statement.

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Galmoy's Mineral Resource model was developed using a 2D grid approach based on gradients defined by three points of a triangle (using the Delaunay tessellation algorithm) to estimate values into 2D grid cells. The vertical extent (3rd dimension) of each 2D grid cell was derived from the difference between the hanging wall and footwall geometry (as defined by surface triangulated irregular network ("TIN") modelling). WGM did not attempt to replicate the construction of these grade "columns," rather a 3D block grade model was developed using GEMS and the estimated results compared to Galmoy's 2D grid estimated Mineral Resource figures.

15.2.3 STATISTICAL ANALYSIS

The Galmoy mine GEMS drillhole database contains 1,227 drillholes of which 69 holes intersect the R Zone. The assay intervals range in length from 0.14-1.55 m, the majority of which are between 0.75-1.00 m long.

Univariate statistics were compiled for raw Zn%, Pb%, Ag g/t assays to confirm variability and range of values only. These statistics were confined to drillholes in the area of the R Zone. Table 11 illustrates that a wide range of values is present. In addition, Figure 13 illustrates a moderate bi-modal nature for the %Zn assay values, supporting Galmoy's identification of more than one episode of mineralization in the R Zone.

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TABLE 11
CLASSICAL STATISTICS (R Zone Only)
Element	# of Samples	Mean	Standard	Max	Coefficient
(1,139 samples)	< or = 0	Value	Deviation	Value	of Variation
Zn%	3	16.35	14.58	56.85	0.89
Pb%	3	5.99	8.75	59.10	1.46
Ag g/t	3	56	116	1,218	2.08

Figure 13. Normal Histogram for %Zn (R Zone Only)

15.2.4         RESOURCE GRADE BLOCK MODEL AND DILUTED MODEL

Given the vertical extent (over 25 m thick in some places) of the R Zone, WGM opted to develop a 3D grade block model for comparative purposes to the Galmoy 2D model.

The process required the creation of 3D solid representing the R Zone lateral as well as hanging wall and footwall limits. The geometry of the zone was constructed using bounding limit 'from' and 'to' elevation values from the ORE_INTVL table of data defined by Galmoy. The ORE_INTVL table contains one interval per drill hole, effectively representing a bounding composite limit for the R Zone. These data were used to interpolate hanging wall and footwall point elevations into a 10 m x 10 m grid, that was then triangulated to create hanging wall and footwall TIN 3D surfaces. Method of interpolation was Laplace and grid cells that were already populated by actual drillhole 'froms' or 'to's' were not interpolated, rather the actual 'from' or 'to' was used for that cell (thereby honouring the 3D position of the 'froms' and 'to's' as opposed to their 2D projection).

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The lateral extent of the two surfaces was clipped against polygons provided by Galmoy; these polygons represented the lateral bounding limits of the R Zone, as well as the defined Measured and Indicated Resource areas. The surfaces were then "stitched" together to form triangulated (closed) solids for volumetric calculations. The results were three solids, two classified as Indicated and one classified as Measured (see Figure 12).

The block model dimensions were set at 10 m x 10 m x 3 m. The 3 m height was selected in an attempt to provide a reasonable degree of resolution, given the variable thickness of the R Zone, drill hole spacing, mining methods and vertical anisotropy (i.e. grade distribution/different ore types). Thus, with the 3 m block height, a new table of composites was calculated. This 3 m composite table honoured the bounding limits as defined by the ORE_INTVL table, as well as the massive vs. disseminated ore types. The massive ore type solid provided by Galmoy was used to 'back-code' the database with massive designated codes. The remainder of the ore blocks was assigned a disseminated ore type code. The block 'ore type' model was coded as either massive or disseminated using a 50% in/out rule for blocks along the boundary of both the massive and disseminated solid ore types.

Block grade interpolation methodology was inverse distance squared ("ID2"). Grade models for %Zn, %Pb, Ag g/t and density/SG were interpolated using a non-oriented search volume ellipse with a 100 x 100 x 25 m dimension. The maximum number of samples allowed per hole was set to 4, and a minimum of 2 samples was required to interpolate a block.

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A %ZnEq block grade model was calculated using the %Zn and %Pb block values. This %ZnEq model was used to define the cutoff limit (4.5%) for Measured and Indicated Mineral Resource tonnage and grade reporting.

In addition to the WGM Mineral Resource block model, a diluted model was constructed for the purposes of confirming Galmoy's Mineral Reserve statement. Galmoy identified three principal methods of mining: drift and fill, room and pillar, bench and fill. All three methods have been deemed appropriate for R Zone extraction depending on local conditions (i.e. thickness, geometry and inclination of orebody, and ground conditions). Accordingly, the R Zone has been divided into stoping areas, each assigned a specific stoping method with specific dilution and recovery factors. Thus, WGM developed a diluted block model that applied Galmoy's dilution and recovery factors (Table 12).

TABLE 12
DILUTION AND MINING RECOVERY FACTORS
(R Zone Only)
Stoping Method	Dilution	Recovery
Drift and Fill	30%	70%
Drift and Fill	30%	80%
Room and Pillar	12%	80%
Bench and Fill	12%	90%

Diluted material was assigned grades of 0.30% Zn and 0.09% Pb to be consistent with the March 30, 2004 Mineral Reserve Report methodology. No diluted grade value was identified for silver. Figure 14 illustrates Galmoy's stoping methodology for the R Zone.

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Figure 14. Plan view of R Zone stoping methodology

15.2.5         COMPARATIVE RESULTS

Overall, the WGM Mineral Resource estimate compares well with Galmoy's combined Measured and Indicated Resource. Variances show differences of up to 12.6% for %Zn and as low as 2% for density. Tonnage is close, with a variance of 5.1% (Table 13).

In addition, the Measured Resource demonstrates variances of less than 10%, indicating that the Galmoy Measured Resource estimate is reasonable. In contrast, a high (conservative) variance for %Zn, %Pb and g Ag/t has been identified for the Indicated Resource. The higher variance is significant and appears to be confined to these elements. No significant variance in tonnage or density was noted for the Indicated Resource.

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TABLE 13
R ZONE COMPARATIVE RESULTS – MINERAL RESOURCE
(4.5% ZnEq Cutoff)
Classification	Density	Tonnage	Zn	Pb	Ag
	(g/cm3)	(kt)	(%)	(%)	(g/t)
Galmoy Reported Resource
Measured	3.70	1,432	22.27	8.40	72
Indicated	3.50	564	14.04	4.94	43
Total	3.64	1,996	19.94	7.42	64

WGM Estimated Resource
Measured	3.76	1,539	23.80	8.38	70
Indicated	3.59	558	18.78	7.04	65
Total	3.71	2,097	22.46	8.02	69

Variance
Measured	1.6%	7.5%	6.9%	-0.3%	-2.4%
Indicated	2.7%	-1.0%	33.8%	42.5%	50.8%
Total	2.0%	5.1%	12.6%	8.1%	7.9%

WGM was unable to reconcile the difference with the Galmoy Indicated Resource estimate, however, after consultation with mine personnel it is believed that one or a combination of reasons could account for the high Indicated Resource variance. One possible cause is the differing methodologies used in estimating the Resource. Galmoy used a 2D triangulation method for estimating quality grade values, whereas WGM's estimate was derived from a 3D block model using inverse distance squared methodology for estimating quality grades into small blocks. Significant variances occur with the Indicated Resource where only 27% (or 15 out of 54 drillholes) of the all R Zone drillholes were used to estimate approximately 40% (by weight) of the complete R Zone Resource. A combination of the wider spaced drillhole data and the differing estimation techniques could give rise to increased variance.

In addition, the Indicated Resource variance may be overstated due to a bias associated with the large grade variance for zinc, lead and silver (Table 11). For example, one drillhole (i.e. 3245/124, 20.19% Zn, 11% Pb, 135 g Ag/t) has a vertical thickness of over 20 m and a large influence considering the proportional volume it occupies by comparison to the remaining 14 drillholes intersecting the Indicated Resource, which are sub-10 m in interval thickness and have much lower grades. This bias is moderately supported by the fact that density, which has a much lower deviation from sample to sample, has very little variance (2.7%) between the two estimation methodologies.

Watts, Griffis and McOuat

Galmoy's Proven and Probable Mineral Reserves for the R Zone show a similar variance when compared to WGM's diluted model (includes dilution and recovery). In conjunction with its verification and audit of Galmoy's Mineral Resource statement, WGM checked Galmoy's Reserve statement using average reported dilution and recovery factors for the R Zone and applied these factors to the reported Measured and Indicated Resource estimates to effectively derive Proven and Probable Reserves. The results are reported in Table 14.

TABLE 14
R ZONE COMPARATIVE RESULTS – MINERAL RESERVE
(6% ZnEq Cutoff)
Classification	Average	Average	Tonnage	Zn	Pb	Ag
	Dilution	Recovery	(kt)	(%)	(%)	(g/t)
Galmoy Reported Reserve
Proven	13%	88%	1,398	20.1	7.6	65
Probable	20%	79%	491	12.3	4.4	39

WGM Reserve Check
Proven	13%	88%	1,424	20.0	7.5	64
Probable	20%	79%	535	12.0	4.2	36

Variance
Proven			1.8%	-0.6%	-1.1%	-1.9%
Probable			8.8%	-2.2%	-4.7%	-7.4%

Regardless of the high grade variance with the R Zone Indicated Resource, the overall R Zone Resource estimates compare well with WGM's block model Resource estimates, thus WGM believes the Galmoy R Zone Mineral Resource and Mineral Reserve estimates to be reasonable.

15.3         OTHER SIGNIFICANT MINERALIZED ZONES

There are three zones of Irish-type Zn, Pb mineralization located on the Surrounding PLs for which ARCON has prepared "Mineral Resource" estimates which do not and were not intended to meet NI 43-101 or IMM Reporting Code-standards (since they were and continue to be considered sub-economic). These estimates are therefore not included in the Galmoy Mineral Resource estimates. WGM has neither audited these estimates nor made any attempt to classify them according to NI 43-101 standards. They are presented because Lundin and WGM consider them to be relevant, of historic significance and indicative of the potential of the Galmoy land package. These estimates should not be relied on.

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The Templetuohy Bog (473,000 t grading 11.65% Zn, 1.20% Pb, 2.6g Ag/t) and Baun Lane (176,000 t grading 10.15% Zn, 0.95% Pb, 2.8g Ag/t) Zones are located 6.3 and 5.5 km SW of the mine surface installations respectively on the G Fault system, one to two kilometres east of the boundary with Lisheen. Templetuohy is open to the east but is limited in this direction by an inlier of ABL. Baun Lane is closed off but there is room for drilling for new mineralization to the west.

The Rapla Prospect discovered in 2001 is located at 500 m vertical, 6 km NE of the mine on the G Fault system. It hosts 2.7 Mt grading 6.90% Zn, 1.47% Pb based on drilling at roughly 200 m centres. Drilling carried out in 2004 appears to have limited the potential of Rapla somewhat but drill spacing is quite wide and more work is merited both on the prospect and in the immediate area.

15.4         MINERAL RESOURCE ESTIMATE SUMMARY

The R Zone portion of the drillhole database contained no significant errors. Validation confirmed that there were no "out of sequence" intervals or "zero length" intervals in the assay, geology or ore interval data tables.

Galmoy states that it follows the IMM Reporting code for Resource classification purposes. The R Zone has Measured and Indicated Resources classified on the basis of drill pattern spacing of 25 m and 50 m, respectively. The R Zone is intersected by 69 drillholes, of which 54 drillholes define the Measured Resource and 15 define the Indicated Resource. WGM observed that about 25-30% of the Measured Resource had a drill pattern spacing of 50 m, which is inconsistent with Galmoy Mineral Resource classification statements. WGM estimates that another 18 drillholes would be required for the R Zone to ensure a 25 m pattern spacing for the Measured Resource.

Watts, Griffis and McOuat

Galmoy provided a 'massive zone' solid that defined the geometry of the massive ore type. WGM used this solid to ensure that 'massive' and 'disseminated' composites were interpolated into model blocks that had the same ore type classification. WGM assumes that these solids are correct, however, two discrepancies were noticed on two separate sections between the sectional interpretations of ore types and the solid provided by Galmoy. Mine personnel acknowledged the difference and upon further investigation, both Galmoy and WGM believed the difference to have minimal effect on the comparative results. Nonetheless, WGM recommends that these inconsistencies be corrected and the 'massive' ore type solid be reconstructed to correspond with the sectional interpretation.

A high variance between Galmoy's R Zone Indicated Resource statement and WGM's Indicated Resource estimate was observed, however, the overall R Zone (Measured plus Indicated) Resource compares well with the WGM model Mineral Resource estimate. The high variance in the Indicated portion of the Mineral Resource is probably due to a combination of (a) the difference in resource estimation methodologies and (b) the wider spaced drillholes and the effect a single drillhole may have with respect to each estimation method, especially if anomalous high (or low) grades exist in an area of greater proportional volume.

Based on an overall assessment of the R Zone Mineral Resource, WGM is satisfied that the Galmoy estimate of Mineral Reserves and Mineral Resources as of September 30, 2004, is valid and accepts the results. WGM has reclassified the resources, as presented in Tables 8, 9 and 10 in Section 15.1 above, to meet NI 43-101 and CIM standards.

Watts, Griffis and McOuat

16. MINING AND MINERAL PROCESSING OPERATIONS

16.1         GENERAL

Since the start of the Galmoy mining and milling operations in 1997, the operation has experienced low zinc prices and until 2001 an operational philosophy that did not emphasise maximum production volume. These factors prevented the project from recovering the capital investment and achieving an operating profit until 2004. These poor financial results restricted the capital necessary to address some of the deficiencies of the original mill construction as well as restricted the capital required to sustain the operation at its design capacity. Although the higher grade R Zone was discovered in 2002, a renegotiation of State Royalties for the entire mine was only recently agreed and the SML covering most of the zone was not issued until January 2005. As a result of this history, the Galmoy operation was not well positioned to take full advantage of increasing metal prices in 2004.

In the later part of 2004 capital was made available to both sustain and add to the mining equipment and full development and mining of the R Zone has now started. Underground production in the first quarter of 2005 has improved to near target levels. In the first two months of 2005, the mill was still not achieving target availabilities and recoveries but by the end of March was showing substantial improvements. Capital is budgeted in 2005 to address the remaining deficiencies with the mill and external consultants have been engaged to address some of the mill operational and metallurgical issues. Galmoy should be better positioned later in 2005 to operate at capacity and take advantage of the currently high metal prices.

A general site plan showing major surface installations, the SMLs, some of the underground workings and the various Mineral Resource zones is shown in Figure 15.

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226 000 E
227 000 E
228 000 E
229 000 E
173 000 N
172 000 N
171 000 N
County Laois
County Kilkenny
PLANT SITE
SML 1
CW
K2
K
TAILINGS PHASE 2
TAILINGS PHASE 1
SML 6
R
SML 10
CWS
SML 8
SML 1
G Northeast
G
G East
G West
N
0 100 500
Metres

Figure 15.

**LUNDIN MINING CORPORATION**

**ARCON Assets - Republic of Ireland**

***General Site Plan and Mineral Resource Zone Outlines***

Watts, Griffis and McOuat

16.2         UNDERGROUND OPERATIONS

16.2.1         GENERAL

The Galmoy underground mine has most of the workings between 100 m and 160 m below surface. The primary access is by a 10% decline located in the central minesite area with ventilation by a series of vertical upcast raises to surface, which also provide for secondary mine egress. An underground crusher station at the bottom of the ramp crushes the ore to minus 150 mm. Crushed ore is conveyed up the ramp to a covered surface stockpile at the mine portal and immediately adjacent to the mill. Trucks are used to haul the ore from the fully mechanized mining areas to the underground crusher.

At the start of mining in 1997, the operation was sustained solely by the CW Zone; in 2002 production started from the smaller G and K Zones. In 2002 the R Zone was discovered providing a thicker mining zone with higher zinc and lead grades and the potential for an overall reduction in unit production costs. Full development and production from the R Zone is now underway.

The capacity of the Galmoy mill when constructed in 1997 was 650,000 tpa and an expansion in 2002/2003 increased the nominal capacity to 750,000 tpa. To date the mine has not reached this capacity primarily due to the limitations on production from underground. Mill operations since 1997 have logged considerable downtime due to an ore shortage, however, a recent trend of an increasing production rate indicates that a sustainable rate of more than 700,000 tpa is now possible. The high capacity production capabilities of the R Zone when it becomes fully developed in conjunction with the three other mining areas should now allow the mine to produce at the budgeted production level.

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16.2.2         MINING METHODS

Mine production from the tabular CW orebody was primarily by a room and pillar operation with 10 m wide stopes and 5 m pillars; this zone is now primarily inactive with the exception of some pillar recovery and backfilling. In the G orebody a combination of room and pillar and bench and fill mining is being used, while in the K orebody room and pillar mining is employed. The thickness of the R Zone allows for bench and fill mining and when the zone is fully developed will provide the major portion of the current mine plan.

Production drilling is carried out with two boom electric hydraulic jumbos with blasthole loading by mechanized bulk explosive carriers. For the bench and fill mining in the R and G Zones a contractor is used to drill all the down holes for bench mining. Ore loading is with 6 m3 LHDs with haulage to the crusher in 40 tonne articulated trucks.

The underground mining operation uses waste rock from mine development when available in conjunction with high-density backfill prepared from the mill tailings to fill the mined out workings. The high-density backfill uses cement as a binder in the tailings and the operation is currently introducing ground granulated blast furnace slag to the backfill to reduce costs. The mine permit requires a minimum of 50% of the tailings to have been placed underground by the end of the mine life. Under the current mine plan, the operation will exceed this requirement.

The mine recovery and dilution factors of the Mineral Reserves have varied with orebody geometry and the mining method employed. In the CW Zone, extraction recovery peaked at 90% and averaged 80% with a dilution of 10%, however, in the more difficult mining conditions of the K Zone, recovery has been budgeted at 50% with a dilution of 15%. In the drift and fill areas of the CW South and the G Zones, recoveries are 60% with 30% dilution. In the R Zone, 100% extractions/recoveries are anticipated with dilution from first pass mining as high as 26%. It is projected that dilution will be 13% when the full sequence of the benching operation is established.

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16.2.3         MINING EQUIPMENT

Galmoy is a trackless mine with the exception of the conveyor transport of the ore up the ramp from the underground crusher station. With the exception of the bench drilling unit employed in the R and G Zones all other production equipment is operated and maintained by Galmoy. The mine also rents two utility units to support the underground operation. For the most part, routine maintenance and repairs are completed in-house with major repairs and rebuilds contracted out. Due to the limited mining activity in Ireland, Galmoy has chosen to align its fleet with commonly used equipment to facilitate parts availability as well as expertise for component overhauls.

In late 2004, a new LHD unit was added to the fleet with a new haulage truck added in early 2005. These equipment additions are expected to be the last capital additions required to complete the current life of mine plan. A list of the Galmoy underground production and utility equipment is shown in Table 15.

TABLE 15
GALMOY UNDERGROUND EQUIPMENT
Equipment Type	Model	Number of Units
Scoop Trams	Toro 650D,501, 0010,1400	4
Haulage Trucks	Toro 40D	4
Haulage Trucks	Volvo A25C	1
Drill Jumbos	Minimatic H205 D	4
Rock Bolters	Robolt H 320	2
Road Maintenance	Grader	1
Shotcrete	Spraymec	1
Utility Truck	Utimec 1100E, 6160E, 6300	3
Utility Truck	Jut, 635X	2
Bulk Explosive Loader	Charmec 6605 B	2
Basket Trucks	Orica, Secoma	3

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16.2.4         GROUND SUPPORT

The ongoing mining operations at Galmoy generally encounters good ground conditions and uses split sets for routine ground support. In the more difficult areas (less than 5% of the workings) shotcrete is applied for additional support.

In 2002 the mine experienced pillar failure in a mined out area of the CW Zone that resulted in subsidence at surface and closure of a local side road until the area stabilized. This failure was extensively analysed by external expertise and attributed to insufficient pillar support left in the mined out area. The area has been extensively backfilled since the pillar failure and an extensive monitoring and corrective program has been instituted. As a result of the CW failure, Galmoy now completes pre-mining bench marks on surface over mining areas which are monitored before and during the underground activity. The stoping sequence of the R Zone has been reviewed by external ground control expertise and will be carried out to an approved plan and mining sequence, taking into account the extensive numerical modelling of the zone that was completed.

16.2.5         MINE VENTILATION AND DEWATERING

The shallow single level of the Galmoy mine provides for easy expansion of the ventilation as the lateral extension of the mine progresses. The main ramp is downcast with a series of exhaust raises in the outlying areas, which are also equipped to serve as an emergency egress from the mine workings. The current mine ventilation is moving 230 m3/second through the mine workings.

The dewatering requirements of the mine have gradually increased as the mine workings progressed to a current flow rate of 14,000 m3/day. The general experience to date has been an increase in flows as new areas are opened up with a gradual decrease in new flows as time progresses, indicative of drainage of local aquifers. Due to the long narrow shape of the K Zone, this area has contributed more than normal initial inflows of water as the orebody development progressed. To better manage the pumping requirements, a separate pumping system is being installed for the western part of the mine, which will allow more pumping flexibility as well as more opportunity to divert clean water around the water treatment plant.

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16.2.6         ORE BLENDING

Since the start-up of the Galmoy mine, the underground operation has had difficulty providing a uniform ore blend to the mill. The surface storage facility is supplied by a single feed point from underground and the mine has struggled to maintain daily production levels. Inability to continuously supply the mill along with limited surge capacity has contributed to wide swings in ore grades and reduced recoveries in the mill as well as periodic overloads of the flotation circuits when higher grades were encountered. The current development of the R Zone bench and fill stopes provides for higher production capacity as well as higher grade. The combination of the R Zone with the other active mining areas allows for more production flexibility and more uniform blends of ore for the mill operation. Incorporation of blending in the scheduled production from each stope will result in higher recoveries as well as a more efficient mill operation.

16.3         MILL OPERATIONS

16.3.1         GENERAL

The Galmoy mill is located immediately north of the decline and the ore storage structure. Construction of the mill was completed in 1997 with a nominal capacity of 650,000 tpa. On commissioning, the initial zinc concentrates had a high magnesium content that triggered smelter penalties. The following year the addition of an acid leach circuit for removal of the magnesium was completed. Also recognized with the early years of mill operation was a decrease in recoveries as the mill throughput increased requiring an increase in the flotation capacity. This deficiency was further aggravated by periodic swings in the mill head grade.

With the discovery of the R Zone in 2002 and its higher grades of both lead and zinc, the mill required additional flotation capacity. Modifications and additions were made to the flowsheet and equipment in 2003 and 2004, which resulted in an increase of the nominal capacity to 750,000 tpa, however, the mill has not achieved this rate to date due to a lack of ore from underground. This problem has been overcome by capital improvements underground.

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Since the start of operations the original mill design has been inadequate for optimum metallurgical performance and has required various changes and additions to address the deficiencies. The higher grades of both lead and zinc in the R Zone have challenged the flotation and filtration capacity of the original design. The constraint on capital has resulted in a general deterioration of the condition of some milling equipment, higher than normal breakdown maintenance and lower than optimum mechanical availability. In addition, the resolution of some metallurgical issues has been delayed by a lack of senior, experienced metallurgical staff. Capital improvements are scheduled for mid-2005 and additional metallurgical staff has recently been hired. Recent mill performance is showing an improving trend.

16.3.2         MILL OPERATIONS

The Galmoy flowsheet employs a conventional SAG-ball mill grinding circuit with differential flotation for the production of lead and zinc concentrates. The lead circuit employs conventional flotation cells with a column cell recently added to the cleaner circuit. The zinc circuit employs two stages of conventional flotation cells each followed with a scavenger circuit. The zinc circuit has a regrind mill prior to final cleaning of the concentrate. The zinc concentrate is subjected to an acid leach to reduce the magnesium content prior to dewatering.

The concentrates are dewatered with thickeners and pressure filters prior to shipping from site. The zinc concentrate grade is typically 52-54% Zn, while the lead concentrate grade is typically 60%. The current mechanical condition of the zinc filter has contributed to downtime and will undergo a major rebuild in mid-2005. Due to the higher lead grades for the remaining mine life from the R Zone, the lead filter is being automated to improve its capacity. The Galmoy mill flowsheet is shown in Figure 16.

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The concentrates are shipped by truck approximately 100 km southeast to the port of New Ross near Waterford. There is storage capacity of 6,000 tonnes of zinc concentrate and 3,000 tonnes of lead concentrate there. Due to the limited draught at New Ross, shipments are limited to small vessels and 3,500 tonne lots.

Since the start of operations the mill control has relied on an on-stream analyser that became unreliable and has now been replaced by a new unit, which went through a protracted commissioning period during which time there was often less than reliable process control information available to operators. This deficiency along with grade swings from the underground ore supply has contributed considerably to the operational difficulties of the mill and the resulting losses in recovery. In addition to the equipment problems, and as noted above, the mill operation has had the difficulty of turnover in the metallurgical staff.

16.3.3 METALLURGICAL RESULTS

In 2004, the mill achieved recoveries of 83.3% and 43.33% respectively for zinc and lead to concentrates. Increasing trends have been achieved in 2005. Approximately 70% of the contained silver is recovered to the lead concentrate. There has been some difficulty maintaining a low level of zinc in the lead concentrate. A Pb cleaner column was recently commissioned and this should help control this problem. Due to the low grade of lead in the ore prior to 2004 and the low price, lead recovery was given low priority. Historic mill operating results are shown in Table 16.

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LUN GAL / LUN_17_Galmoy_MineFlowsheet.cdr
Last revision date: Thursday, 21 April 2005

ORE STOCKPILE
SAG MILL
BALL MILL
PRIMARY CYCLONES
LEAD ROUGHERS
LEAD CLEANER 1
LEAD CLEANER 2
Pb CLEANER 3
(COLUMN)
LEAD CONCENTRATE
1. Thickener
2. Stocktank
3. Filter
Zn CONDITIONERS
Zn ROUGHERS
Zn SCALPERS
REGRIND
CIRCUIT
ZINC ROUGHERS SCAVS
(PYRITE CELLS)
TAILINGS DAM
BACKFILL
PLANT
To Rghrs or RG
ZINC CLEANERS
Clnr. 1
Clnr. 2
Clnr. 3
ZINC CONC. LEACH TANKS
(If required)
ZINC CONCENTRATE
1. Thickener
2. Stocktank
3. Filter
ZINC CLEANER SCAVS
ZINC CLEANER 1B

Figure 16.

**LUNDIN MINING CORPORATION**

**ARCON Assets - Republic of Ireland**

***Schematic Concentrator Flowsheet***

Map Source: ARCON, 2005

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TABLE 16
MILL OPERATING RESULTS
		1997	1998	1999	2000	2001	2002	2003	2004
Tonnes Milled	(x 1,000)	410	371	579	543	548	660	660	641

Head Grade	Zn (%)	10.4	11.3	11.3	10.4	10.3	10.1	11.3	12.9
	Pb (%)	0.73	0.66	0.75	0.77	0.57	2.82	2.66	5.41

Recovery	Zn (%)	77.3	85.8	84.5	82.6	82.6	81.4	82.4	83.3
	Pb (%)	51.6	51.2	37.1	23.9	4.0	6.5	0	43.3

Zn Conc Grade	Zn (%)	54.5	54.4	53.3	51.8	52.6	53.1	51.7	51.5
	tonnes x 1,000	60.7	66.2	104	89.7	88.4	102	119	134

Pb Conc Grade	Pb (%)	52.2	58.2	51.1	37.9	41.0	49.1	-	57.7
	tonnes x 1,000	3.0	2.1	3.2	2.6	0.4	2.9	-	26.0

16.3.4         TAILINGS

The concentrator final tailings are either pumped approximately 1 km west of the plant site to a tailings management area or pumped to a high-density backfill plant where they are thickened and mixed with cement for delivery underground. The approved tailings management area consists of three phases of tailings containment cells constructed of earth fill dams and double HDPE liners. The first phase of the tailings dam has been filled and is in the final stages of reclamation with planting of vegetation. The currently active tailings area in Phase 2 is expected to serve the current mine plan to the end of the mine life. The tailings slurry is discharged through spigots into the pond with the water reclaimed for use in the mill or treated for discharge to the environment.

Although a Phase 3 tailings management facility is approved it is not currently part of the operation's requirements. The mine operating permit requires at least 50% of the tailings be returned to the underground workings. The current mine plan will result in more than 50% being returned underground by the end of the mine life. The tailings reclamation to date on Phase 1 has been diligently carried out with ongoing liaison with the Environmental Protection Agency, with the creation of grazeable pasture proposed for long-term vegetation management.

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Due the projected reduced life of mine tailings requirement, the site reclamation cost estimate has been reduced from €10.3 million to €7.0 million. A revised site reclamation plan has been submitted. The operation has also been requested to prepare and submit a report and plan including a cost estimate to mitigate a worst case failure of the tailings dam. Once this has been done, it is anticipated that the reclamation bonding requirements will be reduced.

16.4         MINE WORKFORCE

The Galmoy workforce currently consists of 241 employees with a recent increase of 11 employees in the mine and mill. Underground operations recognized the need to add to the mine service group to look after the increasing requirements for mine dewatering and other mine support services that were lagging production requirements and in the mill, operators were added in the concentrate filtration area as well as in maintenance to replace contractors.

The operation has a unionized workforce in the mine and mill as well as a technical trades union. In 2004, there was a 13-week strike over wages by a trade union engaged in third party contract maintenance. The strike did not stop production and was settled by employment of the group directly by the mine. Currently wage agreements with Galmoy's main union have been settled with the base adjusted to catch up on cost of living increases. These agreements expire April 30, 2005. The employee remuneration includes gain sharing tied to zinc metal production, metal prices and mine operating costs. A second union, however, has refused the settlement offered and has recently taken the issue to the Labour Court for resolution.

The regular schedule of the mine requires the underground to operate three shifts per day five days per week with the mill maintaining continuous operation.

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16.5         CAPITAL AND OPERATING COSTS

16.5.1         CAPITAL COSTS

Galmoy has a capital budget proposed until the end of the mine life of €7.088 million. Of the total estimate, more than half is scheduled for 2005 and related to the underground mobile equipment additions and the retrofit of the mill filters and flotation circuit. The balance of the €7.088 is sustaining capital and underground development. WGM has added to the total by €7.0 million to account for reclamation, making the final total €14.088 million. All these capital costs are presented in Table 17.

TABLE 17
CAPITAL COST ESTIMATES – 2005 TO 2010 (€'000)
Area	2005	2006	2007	2008	2009	2010	Total
Mine	303	874	574	324	150	-	5,222
Mill	541	250	250	250	100	-	1,391
Reclamation	-	-	-	-	-	7,000	7,000
Misc.	210	110	85	35	35	-	475
Total	3,780	1,504	909	609	285	-	14,088

16.5.2         OPERATING COSTS

Since 2000 the unit operating costs at Galmoy have fluctuated considerably including a large jump of 25% in 2004. WGM has reviewed the costs estimated by Galmoy management for 2005 and following some adjustment has projected them to the end of the mine life in the WGM economic analysis. The 2005 costs incorporate a 23% increase in power costs and also reflect the gain share payments to employees, as well as a 4% increase in the basic labour rate. There is also likely to be an increase in concentrate sea-shipping costs. These are not incorporated in the projected costs shown below. Historic operating costs from 2000 to 2004 inclusive and projected operating costs for 2005 are shown in Table 18.

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TABLE 18
GALMOY OPERATING COSTS
(€ Per Tonne Milled – 2000 to 2005)
	2000	2001	2002	2003	2004	2005
Tonnes Milled (t x 1,000)	676	548	661	660	641	725
Mine Operations	11.29	13.59	14.31	12.25	13.87	13.52
Mine Maintenance	3.58	4.79	4.59	5.14	6.14	5.42
Mill Operations	9.48	7.54	7.37	7.56	10.14	10.18
Mill Maintenance	N/A	2.70	2.55	3.39	4.36	3.30
General & Administrative	6.04	7.30	5.66	5.25	6.28	5.63
Sub-total Mine Site	30.39	35.92	34.48	33.59	40.79	38.05

Sales & Shipping Costs	4.60	4.60	4.28	4.92	7.26	7.55
Total (€/t)*	34.99	40.52	38.77	38.51	48.05	45.60
Total (US$/t)**	32.37	36.35	36.68	43.59	59.77	59.28
* Includes all site, marketing/sales and concentrate shipping costs but no smelting charges.
** Based on the average yearly exchange rate for 2000 to 2004. Rate for 2005 estimated at 1.30.

16.6         ENVIRONMENTAL, SAFETY AND HEALTH, AND COMMUNITY RELATIONS

16.6.1         ENVIRONMENTAL

Galmoy operates under strict environmental regulations and conditions imposed and governed by County Kilkenny, the Department and the Environmental Protection Agency.

The discharge water compliance levels stipulated by the Integrated Pollution Control Licence and other regulations are monitored and reported by the mine. On occasion dissolved lead and zinc as well ammonia and nitrite exceed compliance levels. The mine has developed an open discussion with the County Planning Board and other regulators on the mitigation measures and corrective actions required and taken to restore compliance.

The main compliance issue for the operation is the ammonia levels in the underground water from the explosives. To address the ammonia non-compliance, the operation has changed the explosives being used and in addition has increased the use of reclaim water in the mill. The mine is also experimenting with bacteria to help break down the ammonia. Compliance for dissolved zinc is maintained 97% of the time and lead slightly less. The operation is attempting to manage water use so that the treatment plant capacity can be better utilized to ensure compliance levels are maintained. The mine has developed an open discussion with the Environmental Protection Agency, which is aware of Galmoy plans for further enhancing environmental compliance.

Watts, Griffis and McOuat

16.6.2         SAFETY AND HEALTH

WGM is not aware of any safety and health concerns related to the operation and its employees.

16.6.3         COMMUNITY RELATIONS

Prior to the start of the Galmoy operation the main concern in the community was the potential impact on the local ground water supply. Although the mine committed to replace the supply with a ring main for the communities, a group of residents participated in a legal challenge to stop the development. For the most part resistance in the community has been replaced with acceptance of the mine. The resulting development has had little negative impact on the environment and for the most part is now well integrated into the community. The communities are appreciative of the reliable water supply infrastructure that has been established and will accrue to them at the end of the mine life.

The procedures that the mine has put in place to prevent any future surface subsidence should eliminate any recurrence of the CW Zone ground failure. With the regular interface of the mine environmental officer with the local community and neighbours, a good understanding and acceptance of the operation has been developed.

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17. OTHER RELEVANT DATA AND INFORMATION

17.1         MARKETING AND COMMERCIAL MATTERS

The Galmoy mine concentrate agreements are of a confidential nature and have not been disclosed in detail. Accordingly, this section is of a general nature.

In 2004, ARCON sold 133,147 dmt of zinc concentrate and 24,714 dmt of lead concentrate all of which was transported under contract by road to the port of New Ross, a distance of approximately 100 km from the mine site. All concentrate was readily sold for delivery to European destinations with the exception of a small quantity of lead concentrate, which was delivered to Morocco pursuant to a sales agreement with a concentrate trader.

The average zinc grade of concentrate sold in 2004 was 51.44%. It is expected that further investment in the Galmoy mill in 2005 will result in higher zinc concentrate grades.

The average lead grade of concentrate sold in 2004 was 57.2%. As a new lead circuit upgrade occurred during 2004 it is expected that average lead concentrate grades in 2005 will be higher.

ARCON sells it zinc concentrate to seven well established zinc concentrate traders and directly to two European smelters. One smelter contract (representing approximately 15% of 2004 zinc concentrate sales) is an evergreen type, with a twelve month notice period of cancellation and provision for the annual negotiation of treatment charges. The remaining zinc concentrate contracts are for fixed tonnages at pre-agreed treatment charges. Due to a delay in increasing production in 2004 there has been a carryover of 2004 shipment obligations into 2005. Accordingly, treatment charges in respect of these contracts will be above the 2005 European treatment charge benchmark. These obligations are expected to be fully satisfied by 2005 production.

Watts, Griffis and McOuat

ARCON has negotiated new zinc concentrate contracts with traders for 2006 for approximately 57% of its 2004 sales quantity at treatment charges that average well below the 2005 European treatment charge benchmark rate. Accordingly, the Galmoy mine is well positioned to take advantage of the shortages of zinc concentrate production that are expected to occur in Europe over the next few years. Europe is today and will continue to be a long-term net importer of zinc concentrate. Contract terms are normal market terms with regard to payment terms and quotational periods.

Lead concentrate is sold to two lead concentrate traders for delivery to Europe and Morocco at fixed treatment charges for fixed quantities. As upgrades to the mill lead circuit are completed it is expected that a further contract will be entered into for shipments in the latter half of 2005.

All zinc and lead price hedges have matured and there are no commodity hedges in place.

17.2         WGM ECONOMIC ANALYSIS

17.2.1         GENERAL

WGM has carried out an economic analysis of the Galmoy operation. This analysis has a starting point of January 1, 2005. Amongst the most critical parameters were the Mineral Reserves, metal prices, metal recoveries, operating costs and exchange rate.

WGM's economic analysis is based largely on data provided by ARCON, in particular the final draft of the 2005 budget dated January 7, 2005, information provided during the WGM site visit in February 2005 and operational updates provided subsequent to that visit.

Watts, Griffis and McOuat

17.2.2         MINEABLE RESERVES FOR THE WGM ECONOMIC MODEL (JANUARY 1, 2005)

The last official Mineral Resource estimate for Galmoy and the one audited by WGM is that dated September 30, 2004. Since the Galmoy Proven and Probable Mineral Reserves effectively comprise all of the Measured and Indicated Mineral Resources, WGM prepared its own mineable reserves figures, based on Proven and Probable Reserves only. From the September 30, 2004 figures we deducted actual production from October 1 to December 31.

WGM's economic model projects mining a total of 3,792,000 tonnes grading 14.19% Zn, 4.3% Pb, 39 g Ag/t from January 1, 2005 to approximately April 30, 2010.

17.2.3         WGM ECONOMIC MODEL

WGM constructed an Excel spreadsheet model in order to conduct the economic analysis. The details of the model, including the parameters used, detailed calculations and the sensitivity analyses are found in Appendix 1.

The basic economic parameters included:

  Starting date of January 1, 2005;

  The basic monetary unit is the US dollar. The Euro is also used with an exchange rate of 1.30 US dollars to the Euro;

  All monetary units are in constant units (i.e. no inflation);

  All units of measurement are metric unless otherwise noted;

  Metal prices are based on WGM's best estimate of future metal prices. Lead and zinc prices have risen substantially in recent months. Part of this is tied to the rise of the Euro and other currencies against the US dollar. For zinc and lead WGM has used the LME price at the beginning of April 2005. (i.e. US$0.60 and $0.44 per lb for zinc and lead respectively) for 2005. For 2006 and later years, WGM has used US$0.55 and US$0.35. While these prices are higher than the long term averages, the current exchange rate is far above its long term average and it would be incorrect to use a lower metal price without using a lower exchange rate. A silver price of US$6.50 per ounce is used throughout;

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  Net Present Values ("NPV") using discount rates of 5% and 10% have been calculated; and
  All cash flows have been mid-year discounted.

The deposit-specific economic model parameters are based on data supplied by ARCON and estimates prepared separately by WGM. Significant parameters are as follows:

  Total mined and processed – 3,792,000 tonnes; 2005 to 2010;
  The subject of financial provision for final reclamation is under discussion at present. WGM included €7 million in reclamation costs. This has been spread out over the life of the mine but weighted to the back end. Given that WGM's analysis is essentially of Galmoy as a stand-alone operation, we have taken no account of reclamation bonding or other financial arrangements which are already in place;
  Average metal grades:
    Zinc – 14.19%;
    Lead – 4.3%;
    Silver – 39 g/t.
  Mining rate – 694,000 tpa rising to 720,000 tpa;
  Galmoy produces two products, a zinc concentrate and a lead-silver concentrate. Metal recoveries and concentrate grades have been provided by ARCON and reviewed by WGM;
  WGM's base case estimates Zn recovery of 85% in 2005 and 88% thereafter; Pb recovery is estimated as 78% in 2005 and 80% thereafter;
  Smelter Calculations - The two concentrates are sold to several different European smelters. Smelter treatment charges are taken from Galmoy's 2004 LOM plan.
  Zinc contract:
    Pay for 85% of the contained zinc with a minimum deduction of 8 units;
    The basic smelter charge is US$152 to US$160 based on Galmoy's 2004 and WGM's estimates;

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  A price participation of 15% where the price of zinc exceeds US$1,000 and a rebate of 11% where the zinc price is less than US$1,000; and
  Penalties of US$3.50 per tonne of concentrate.
  Lead-Silver contract:
    Pay for 96% of the contained lead with a minimum deduction of 3 units;
    The basic smelter charge is US$120 per tonne of lead concentrate;
    No price participation;
    Penalties of US$6.00 per tonne of concentrate; and
    Based on information supplied by ARCON, WGM has included a silver grade of 236 g/t in the lead concentrate. WGM has assumed a minimum deduction of 50 g/t and a refining charge of US$0.40/oz. There is no payable silver in the zinc concentrate.
  Concentrate marketing, shipping, etc., are shown in ARCON documents as an operating cost called "realization." WGM has deducted this cost directly from the net smelter return in order to calculate a "mine gate" price;
  WGM has included costs totalling approximately US$1,000,000 spread over three years for a new truck and scoop tram;
  Tax pools of €130 million have been included. These consist primarily of losses carried forward with minor amounts of unclaimed depreciation. The model treats the entire amount as losses carried forward. Under Irish tax law, non-capital losses may be carried forward indefinitely;
  WGM has used an income tax rate of 25%. While ARCON, as the holding company would pay the corporate rate of 12.5%, the mine (which holds the tax pools) would have a tax rate of 25% as a mineral producer (see Fiscal Framework published by the Department of Communications, Marine and Natural Resources, Government of Ireland, March 2004). In both cases, all net profits are sheltered by the losses carried forward and consequently the project does not pay any corporate taxes; and
  Irish mining companies are required to pay a royalty based on the value of minerals produced. Galmoy has recently come to an agreement with the Department regarding the amount of these royalties and settling amounts past due. Until June 30, 2006 the royalty will be 1.25% and thereafter 1.75%. Provision has been made in the model for the ongoing royalty and settling the outstanding amount.

Watts, Griffis and McOuat

WGM has estimated a rate of production for Galmoy somewhat less than that in the LOM plan. For this reason we have modified the operating costs budgeted by Galmoy by estimating that half of the costs are fixed and half are variable and prepared new unit cost projections based on the WGM-projected throughputs. In addition, based on historic costs and the likelihood that there will be small cost increases going forward, WGM has added 5% across the board to these adjusted unit costs and employed them in the model. The WGM-estimated operating costs for the Galmoy Mine are as follows:

  Mining – €20.09/tonne;

  Processing – €13.82/tonne;

  General & Administration – €5.95;

  Reclamation – €1.85;

  Lease payments – €0.26 (truck & scoop tram);

  Total Operating Costs – €41.97/tonne;

  No working capital is shown in the analysis; and

  WGM has tested the sensitivity of the Galmoy project by raising and lowering all the significant variables in increments up to 20%.

17.2.4         WGM ECONOMIC ANALYSIS RESULTS

WGM has estimated that the Galmoy mine will produce 879,948 tonnes of zinc concentrate and 216,551 tonnes of lead concentrate over its assumed remaining life. This will generate a net smelter return (value at the mine gate) of US$404,198,000 based on average metal prices.

WGM's economic analysis starting from January 1, 2005 indicates that the operation will have an accumulated Net Cash Flow of US$140,523,000.

Watts, Griffis and McOuat

NPV using a discount rate of 5% is US$124,711,000. NPV using a discount rate of 10% is US$111,799,000.

WGM carried out sensitivity analyses, varying the significant variables in increments by up to 20% each with the following summary results:

  The undiscounted Net Cash Flow is most sensitive to exchange rate, combined metal prices, recoveries and grades;
  Reducing the exchange rate by 15% to 1.11€ to the US$ reduces the Net Cash Flow by 37% to US$68.2 million;
  A 10% increase in metal prices increases the Net Cash Flow by 27% to US$137.6 million; a 10% decrease decreases the Net Cash Flow by 30% to US$75.5 million; and
  A 5% increase in metal recoveries increases the Net Cash Flow by 14% to US$123.4 million; a 5% decrease decreases the Net Cash Flow by 14% to US$92.8 million.

WGM is of the opinion that using reasonable economic and operational assumptions the Galmoy operation starting from January 1, 2005 will be financially viable. It will remain viable under a variety of price and cost conditions.

The model details, including parameters, detailed calculations and sensitivity analyses are found in Appendix 1.

Watts, Griffis and McOuat

18. CONCLUSIONS AND RECOMMENDATIONS

18.1         CONCLUSIONS

Overall, WGM concludes that there are no fatal flaws in the Galmoy Mine operation. The recent capital investments in mine equipment and acquisition of a new SML covering most of the R Zone has the underground operation well positioned to meet production targets. Providing that capital improvements and metallurgical upgrades are carried out in the mill, improvements should follow in the operating results and metal recoveries.

WGM draws specific conclusions as follows:

  WGM believes that the major reasons behind the failure of the operation to reach production expectations to date are the financial issues and capital restrictions resulting from low metal prices and the inability to develop and maintain the mine and plant to their full capacity;
  WGM's economic analysis of the Galmoy Mine indicates that using reasonable assumptions, the operation is financially viable and will continue as a significant zinc producer in the middle of the cost curve of the industry for the remainder of its life;
  WGM has audited the Measured and Indicated Mineral Resource estimates for the Galmoy R Zone and reviewed the remaining Mineral Resources and the Mineral Reserves. WGM agrees with the Mineral Reserve and Mineral Resources as reported by Galmoy/ARCON at September 30, 2004;
  The Galmoy Mine and Surrounding PLs area hold excellent exploration potential. Irish-type deposits are not, however, easy to target and discover as they are not necessarily surrounded by extensive alteration or weakly mineralized haloes, which broaden the exploration footprint. Clear evidence of this is the fact that the R Zone occurs within 400 m of the CW Zone yet despite several years of exploration, development and even mining in the general area, was only discovered in 2002. Drilling is the primary exploration tool and there must be a strong commitment to an active drilling program in order to achieve success;

Watts, Griffis and McOuat

  While the entire Galmoy area holds potential, areas of particular note are the possible northerly extension of the G West Zone and the area between the R Zone and the Rapla Prospect. ARCON has held discussions regarding access for drilling with the owner of the surface rights for the former and has further drilling planned for the latter;

  The Outside PLs all hold a certain amount of exploration potential. With the exception of Harberton Bridge, ARCON has plans in place for modest programmes on them and WGM supports these plans, however, all the PLs should be reviewed critically after these programs are completed if they fail to produce positive results (bearing in mind the challenges involved in exploring for Irish-type Zn, Pb deposits);

  The ARCON exploration group has an excellent understanding of the geology and mineralization in the Galmoy area and the Irish Midlands in general. The group is, however, short staffed and working with dated geophysical equipment, and computer hardware and software. These should all be upgraded; and

  The Galmoy/ARCON sample preparation/assaying QAQC program should be improved. Despite the fact that there is no evidence of QAQC problems, a more formal program would add further reassurance for regulators and investors. The present program should be reviewed and enhanced as soon as possible.

18.2         RECOMMENDATIONS

WGM makes the following specific recommendations:

  A thorough review of the production requirements should be made to ensure that all current restrictions are addressed with the necessary capital for their elimination and thereby take full advantage of current metal prices;

Watts, Griffis and McOuat

  The mill operation and maintenance should undergo a thorough review to prioritize the requirements to restore the equipment to reliable condition and availabilities. Capital required for improvements, replacements, or rebuilds should be made available. Higher standards of housekeeping are necessary to prevent premature equipment failure as well as to improve the working environment and consequent human resource attitudes. Metallurgical issues should be supported with external expertise until such time as in-house staff can handle all requirements;

  The Galmoy operation should initiate a benchmarking exercise with other similar operations in the world as a means to progress the optimization and identification of new technology;

  The exploration budget should be increased by 25% for mine site and Surrounding PLs targeting and drilling. At least one more geologist should be hired and new geophysical equipment, computer hardware and software acquired. These changes would bring the budget from €950,000 to €1,200,000 or approximately US$1,500,000; and

  Galmoy should consider engaging an outside expert to advise on setting up a formal QAQC program. If the formal adoption of an industry standard set of protocols does not appear practical using the services of the mine laboratory, all sample preparation and assaying activities should be moved to a commercial facility.

Watts, Griffis and McOuat

CERTIFICATE

To accompany the Report titled
"A Technical Review of the Galmoy Mine
and Prospecting Licences held by ARCON
in the Irish Midlands-Republic of Ireland
for Lundin Mining Corporation"
dated April 22, 2005

I, John R. Sullivan, do hereby certify that:

1.     I reside at 106 Stemmle Drive, Aurora, Ontario, Canada, L4G 6N8.

2.     I am a graduate from Queen's University at Kingston, Kingston, Ontario with a B.Sc. Degree in Geology (1970), and I have practised my profession continuously since that time.

3.     I am a member of the Association of Professional Geoscientists of Ontario (Membership Number 0136).

4.     I am a Senior Geologist with Watts, Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.     I am a Qualified Person for the purposes of NI 43-101 with regard to a variety of mineral deposits and have knowledge and experience with Mineral Reserve and Mineral Resource estimation parameters and procedures and those involved in the preparation of technical studies.

6.     I visited the Galmoy property August 29 and 30, 2004 and February 14-16, 2005 and have reviewed all of the technical data regarding the property as provided by ARCON and Lundin. I prepared Sections 1 to 14 of this report and jointly prepared the Summary and Sections 17 and 18 with co-author G. Ross MacFarlane and jointly prepared Section 15 with co-author Stephen Cheeseman.

7.     I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

8.     Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Lundin Mining Corporation or any associated or affiliated entities.

Watts, Griffis and McOuat

9.     Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Lundin Mining Corporation, or any associated or affiliated companies.

10.   Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Lundin Mining Corporation or any associated or affiliated companies.

11.   I have read NI 43-101 and Form 43-101F1 and have prepared this report in compliance with NI 43-101 and Form 43-101F1, and have prepared the report in conformity with generally accepted Canadian mining industry practice.

signed by
" John R. Sullivan"

John R. Sullivan, P.Geo., B.Sc.
April 22, 2005

Watts, Griffis and McOuat

CERTIFICATE

To accompany the Report titled
"A Technical Review of the Galmoy Mine
and Prospecting Licences held by ARCON
in the Irish Midlands-Republic of Ireland
for Lundin Mining Corporation"
dated April 22, 2005

I, G. Ross MacFarlane, do hereby certify that:

1.     I reside at 1302 Woodgrove Place, Oakville, Ontario, Canada, L6M 1V5.

2.     I am a graduate of the Technical University of Nova Scotia, Halifax, Nova Scotia, with a Bachelor of Engineering, Mining with Metallurgy Option in 1973 and have practiced my profession since that time.

3.     I am a Professional Engineer licensed by Professional Engineers Ontario (Registration Number 28062503).

4.     I am a Senior Associate Metallurgical Engineer with Watts, Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.     I have more than 25 years of experience in the operation, evaluation, and design of mining and milling operations.

6.     I am a Qualified Person for the purposes of NI 43-101 because of my knowledge of and experience with a wide variety of mining and processing operations.

7.     I visited the Galmoy property from August 25 to 30, 2004 and February 14-16, 2005 and have reviewed all of the technical data regarding the Galmoy Mine operation as provided by ARCON and Lundin.

8.     I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.     I am responsible for Section 16 of this report and collaborated with co-author John Sullivan on the Summary and Sections 17 and 18.

Watts, Griffis and McOuat

10.   Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Lundin Mining Corporation, or any associated or affiliated entities.

11.    Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Lundin Mining Corporation or any associated or affiliated companies.

12.    Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Lundin Mining Corporation, or any associated or affiliated companies.

13.   I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1 and have prepared the report in conformity with generally accepted Canadian mining industry practice.

signed by
" G. Ross MacFarlane"

G. Ross MacFarlane, B.Eng., P.Eng.
April 22, 2005

Watts, Griffis and McOuat

CERTIFICATE

To accompany the Report titled
"A Technical Review of the Galmoy Mine
and Prospecting Licences held by ARCON
in the Irish Midlands-Republic of Ireland
for Lundin Mining Corporation"
dated April 22, 2005

I, Stephen B. Cheeseman, do hereby certify that:

1.     I reside at 3926 Lynn Valley Road, North Vancouver, British Columbia, Canada, V7K 2S9.

2.     I am a graduate of Queen's University at Kingston, Kingston, Ontario with a B.Sc. (Honours) Degree in the Geological Sciences (1985), and I have practised my profession continuously since that time.

3.     I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (Membership Number 108947).

4.     I am a Senior Associate Geologist with Watts, Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.     I have experience with a variety of mineral deposits and deposit types and Mineral Resource estimation techniques.

6.     I am a Qualified Person for the purposes of NI 43-101 and prepared the Mineral Resource audit for the Galmoy Mine and Section 15 of this report.

7.     I have reviewed the all the technical data relative to the Mineral Resource estimates as prepared by and/or for Galmoy mine staff and provided to us by ARCON and Lundin. I did not visit the property.

8.     I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.     Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Lundin Mining Corporation, or any associated or affiliated entities.

Watts, Griffis and McOuat

10.   Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Lundin Mining Corporation, or any associated or affiliated companies.

11.   Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Lundin Mining Corporation, or any associated or affiliated companies.

12.   I have read the NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with this NI 43-101 and Form 43-101F1, and have prepared the report in conformity with generally accepted Canadian mining industry practice.

signed by
" Stephen B. Cheeseman "

Stephen B. Cheeseman, P.Geo., B.Sc.
April 22, 2005

Watts, Griffis and McOuat

REFERENCES

Clow, G., Evans, L. (Roscoe Postle Associates Inc.)
2004	Memorandum titled – "Galmoy Mine Mineral Resource and Mineral Reserve Review. May 20, 2004".

Department of Communications, Marine and Natural Resources (Ireland)
2005	Various pamphlets and other general information related to Irish mining and exploration rules and regulations.

Fusciardi, L., Guven, J.F., Stewart, D.R.A., Carboni, B., and Walsh, J.J.
2003	The geology and genesis of the Lisheen Zn-Pb deposit, Co. Tipperary, Ireland; Kelly, J.G., Andrew, C.J., Ashton, J.H., Boland, M.B., Earls, G., Fusciardi, L., Stanley, G. (eds.), Europe's Major Base Metal Deposits, published by the Irish Association for Economic Geology, Dublin, pp. 455-481.

Hitzman, M.W., Beaty, D.W.
2003	The Irish Zn-Pb-(Ba-Ag) Orefield; Kelly, J.G., Andrew, C.J., Ashton, J.H., Boland, M.B., Earls, G., Fusciardi, L., Stanley, G. (eds.), Europe's Major Base Metal Deposits, published by the Irish Association for Economic Geology, Dublin, pp. 499-532.

Lowther, J.M., Balding, A.B., McEvoy, F.M., Dunphy, S., MacEoin, P., Bowden, A.A., and McDermott, P.
2003	The Galmoy Zn-Pb orebodies: structure and metal distribution – clues to the genesis of the deposits; Kelly, J.G., Andrew, C.J., Ashton, J.H., Boland, M.B., Earls, G., Fusciardi, L., Stanley, G. (eds.), Europe's Major Base Metal Deposits, published by the Irish Association for Economic Geology, Dublin, pp. 437-454.

Watts, Griffis and McOuat

Galmoy Mine and ARCON Group Companies
2004 & 2005	Various unpublished electronic data, internal reports, memoranda and maps provided during and subsequent to the WGM site visits in August 2004 and February 2005.

Watts, Griffis and McOuat

APPENDIX 1:

WGM ECONOMIC ANALYSIS

GALMOY PROJECT
CASH FLOW CALCULATION
Base Case		Per t milled		Total/
	Units	€/t	$/t	Average	2005	2006	2007	2008	2009	2010

EXCHANGE RATE	US$:€			1.30	1.30	1.30	1.30	1.30	1.30	1.30

PRODUCTION
Ore Mined/Milled	t			3,792,000	694,000	720,000	720,000	720,000	720,000	218,000
Zinc Ore
Zinc Grade	%			14.19%	13.81%	14.28%	14.28%	14.28%	14.28%	14.28%
Recovery to Concentrate	%			87.45%	85%	88%	88%	88%	88%	88%
Zinc Concentrate
Zinc Grade	%			53.5%	53.5%	53.5%	53.5%	53.5%	53.5%	53.5%
Production	t			879,948	152,271	169,118	169,118	169,118	169,118	51,205
Contained Zinc	t			470,772	81,465	90,478	90,478	90,478	90,478	27,395
Zinc Price	US$/t			1,233	1,323	1,213	1,213	1,213	1,213	1,213
Net Smelter Return	kUS$	€65.86	$85.62	324,685	60,545	62,746	61,900	61,055	60,209	18,230
Lead Ore
Lead Grade	%			4.30%	4.59%	4.24%	4.24%	4.24%	4.24%	4.24%
Recovery to Concentrate	%			79.63%	78.0%	80.0%	80.0%	80.0%	80.0%	80.0%
Lead Concentrate
Lead Grade	%			60.00%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%
Silver Grade	g/t			39	39	39	39	39	39	39
Production	t			216,551	41,411	40,704	40,704	40,704	40,704	12,324
Contained Lead	t			129,931	24,847	24,422	24,422	24,422	24,422	7,395
Lead Price	US$/t			808	970	772	772	772	772	772
Net Smelter Return	kUS$	€16.13	$20.97	79,513	19,033	14,056	14,056	14,056	14,056	4,256
TOTALS
Zinc Concentrate	kUS$	€65.86	$85.62	324,685	60,545	62,746	61,900	61,055	60,209	18,230
Lead Concentrate	kUS$	€16.13	$20.97	79,513	19,033	14,056	14,056	14,056	14,056	4,256
Sub-total	kUS$	€81.99	$106.59	404,198	79,578	76,802	75,956	75,111	74,265	22,486
	k€	€81.99	$106.59	310,921	61,214	59,078	58,428	57,777	57,127	17,297
Less: Shipping & Handling	k€	€8.22	$10.68	31,159	5,831	5,951	6,037	6,098	6,056	1,186
NET SMELTER RETURN	k€	€73.78	$95.91	279,762	55,383	53,127	52,391	51,679	51,071	16,111
Less: Government Royalty	k€	€1.43	$1.86	5,436	1,642	797	917	904	894	282
NET REVENUE TO PROJECT	k€	€72.34	$94.05	274,326	53,740	52,330	51,474	50,775	50,177	15,829

OPERATING COSTS
Mining	k€	€20.09	$26.11	76,168	13,961	14,213	14,213	14,213	14,213	5,357
Milling	k€	€13.82	$17.97	52,409	9,659	9,833	9,833	9,833	9,833	3,418
General & Administration	k€	€5.95	$7.74	22,566	4,030	4,103	4,103	4,103	4,103	2,125
Reclamation	k€	€1.85	$2.40	7,000	250	250	250	250	3,000	3,000
Lease Payments	k€	€0.26	$0.34	1,001	334	500	167
Total Operating Costs	k€	€41.97	$54.56	159,144	28,234	28,899	28,565	28,398	31,148	13,900

GROSS PROFIT	k€	€30.37	$39.49	115,182	25,506	23,432	22,909	22,377	19,029	1,929
Less Depreciation & Amortization	k€	€8.46	$10.99	32,069	6,597	6,382	5,992	5,627	5,272	2,200
Corporate Taxes	k€	-	-	-	-	-	-	-	-	-
Net Operating Profit	k€	€21.92	$28.49	83,113	18,909	17,050	16,917	16,750	13,757	-271

Net Cash Flow to Project
Net Operating Profit	k€	€21.92	$28.49	83,113	18,909	17,050	16,917	16,750	13,757	-271
Plus: Depreciation	k€	€8.46	$10.99	32,069	6,597	6,382	5,992	5,627	5,272	2,200
Less: Capital Investment	k€	€1.87	$2.43	7,087	3,780	1,504	909	609	285	-
Working Capital	k€	-	-	-	-
Net Cash Flow to Project	k€	€28.51	$37.06	108,095	21,726	21,928	22,000	21,768	18,744	1,929
Accum NCF to Project	k€	€28.51	$37.06	108,095	21,726	43,654	65,654	87,422	106,166	108,095

PV of NCF Disc. At 5%	k€	€25.30	$32.89	95,931	21,203	41,583	61,057	79,407	94,457	95,931
PV of NCF Disc. At 10%	k€	€22.68	$29.48	86,000	20,715	39,722	57,058	72,651	84,858	86,000

Net Cash Flow to Project	kUS$	€28.51	$37.06	140,523	28,244	28,506	28,600	28,298	24,367	2,507
Accum NCF to Project	kUS$	€28.51	$37.06	140,523	28,244	56,750	85,350	113,649	138,016	140,523

PV of NCF Disc. At 5%	kUS$	€25.30	$32.89	124,711	27,564	54,058	79,374	103,230	122,794	124,711
PV of NCF Disc. At 10%	kUS$	€22.68	$29.48	111,799	26,930	51,638	74,175	94,446	110,315	111,799

WGM Galmoy April 22 2005.xls	Page 1 of 5

GALMOY PROJECT
SMELTER CALCULATION

Base Case		Total/
	Units	Average	2005	2006	2007	2008	2009	2010
SMELTER CALCULATION
ZINC
Zinc Price	US$/t	1,231.60	1,323	1,213	1,213	1,213	1,213	1,213
	US$/lb	0.559	0.600	0.550	0.550	0.550	0.550	0.550

Concentrate Grade	%	53.5%	53.5%	53.5%	53.5%	53.5%	53.5%	53.5%
Payable Zinc	%	45.5%	45.5%	45.5%	45.5%	45.5%	45.5%	45.5%
	US$/t	560.07	601.53	551.40	551.40	551.40	551.40	551.40
Treatment Charges
Basic Smelting Charge	US$/t	152.85	152.00	145.00	150.00	155.00	160.00	160.00
Participation Charge	US$/t	34.74	48.41	31.88	31.88	31.88	31.88	31.88
Penalties		3.50	3.50	3.50	3.50	3.50	3.50	3.50
Total Treatment Charges	US$/t	191.09	203.91	180.38	185.38	190.38	195.38	195.38

Net Smelter Return	US$/t	368.98	397.61	371.02	366.02	361.02	356.02	356.02
Concentrate Produced/Sold	t	879,948	152,271	169,118	169,118	169,118	169,118	51,205
Net Smelter Return	kUS$	324,685	60,545	62,746	61,900	61,055	60,209	18,230

LEAD
Lead Price	US$/t	809.55	970.02	771.61	771.61	771.61	771.61	771.61
	US$/lb	0.367	0.440	0.350	0.350	0.350	0.350	0.350

Concentrate Grade	%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%
Payable Lead (96%)%		57.6%	57.6%	57.6%	57.6%	57.6%	57.6%	57.6%
	US$/t	466.30	558.73	444.45	444.45	444.45	444.45	444.45
Plus: Silver Credit	g/t	235	235	235	235	235	235	235
	US$/t	29.26	29.26	29.26	29.26	29.26	29.26	29.26
Total Payable	US$/t	495.56	587.99	473.70	473.70	473.70	473.70	473.70

Treatment Charges
Basic Smelting Charge	US$/t	120.00	120.00	120.00	120.00	120.00	120.00	120.00
Plus: Silver Refining	US$/t	2.38	2.38	2.38	2.38	2.38	2.38	2.38
Penalties	US$/t	6.00	6.00	6.00	6.00	6.00	6.00	6.00
Total Treatment Charges	US$/t	128.38	128.38	128.38	128.38	128.38	128.38	128.38

Net Smelter Return	US$/t	367.18	459.61	345.32	345.32	345.32	345.32	345.32
Concentrate Produced/Sold	t	216,551	41,411	40,704	40,704	40,704	40,704	12,324
Net Smelter Return	kUS$	79,513	19,033	14,056	14,056	14,056	14,056	4,256

Total Net Smelter Return	kUS$	404,198	79,578	76,802	75,956	75,111	74,265	22,486

WGM Galmoy April 22 2005.xls	Page 2 of 5

GALMOY PROJECT
CORPORATE TAX SCHEDULE

Base Case		Total/
	Units	Average	2005	2006	2007	2008	2009	2010
Gross Profit	k€	115,182	25,506	23,432	22,909	22,377	19,029	1,929
Less: Depreciation (new Capital)	k€	4,506	945	936	854	712	605	454
Net Taxable Income before LCF	k€	110,675	24,561	22,496	22,055	21,665	18,424	1,475

Loss Carried Forward Calculation
Opening Pool	k€	130,694	130,694	106,133	83,637	61,582	39,917	21,493
Plus Additions	k€	-	-	-	-	-	-	-
Less: Deductions	k€	110,675	24,561	22,496	22,055	21,665	18,424	1,475
Closing Pool	k€	20,019	106,133	83,637	61,582	39,917	21,493	20,019

LCF Deduction	k€	1,475	24,561	22,496	22,055	21,665	18,424	1,475
Net Taxable Income after LCF	k€	-	-	-	-	-	-	-

Total Corporate Taxes	k€	-	-	-	-	-	-	-

WGM Galmoy April 22 2005.xls	Page 3 of 5

GALMOY PROJECT
SENSITIVITY OF NCF and PRESENT VALUES to MAJOR PARAMETERS

ZINC and LEAD METAL PRICES
Net Cash Flow
Discounted at 5%
Discounted at 10%
€ (millions)
200
150
100
50
-
-20%
-15%
-10%
-5%
Base
+5%
+10%
+15%
+20%

US$ : EURO EXCHANGE RATES
200
150
100
50
-
-20%
-15%
-10%
-5%
Base
+5%
+10%
+15%
+20%

OPERATING COSTS
200
150
100
50
-
+20%
+15%
+10%
+5%
Base
-5%
-10%
-15%
-20%

ZINC METAL PRICES
€ (millions)
200
150
100
50
-
-20%
-15%
-10%
-5%
Base
+5%
+10%
+15%
+20%

METAL GRADES
200
150
100
50
-
-20%
-15%
-10%
-5%
Base
+5%
+10%
+15%
+20%

CAPITAL COSTS
200
150
100
50
-
+20%
+15%
+10%
+5%
Base
-5%
-10%
-15%
-20%

LEAD METAL PRICES
€ (millions)
200
150
100
50
-
-20%
-15%
-10%
-5%
Base
+5%
+10%
+15%
+20%

METAL RECOVERIES to CONCENTRATE
200
150
100
50
-
-20%
-15%
-10%
-5%
Base
+5%
+10%
+15%
+20%

SMELTER TREATMENT CHARGES
200
150
100
50
-
+20%
+15%
+10%
+5%
Base
-5%
-10%
-15%
-20%

WGM Galmoy April 22 2005.xls	Page 4 of 5

GALMOY PROJECT
SENSITIVITY OF NCF and PRESENT VALUES to MAJOR PARAMETERS
(Euro millions)

Metal Prices				US:Euro Exchange Rate				Operating Costs
NCF to Project Discounted at				NCF to Project Discounted at				NCF to Project Discounted at
Change	0%	5%	10%	Change	0%	5%	10%	Change	0%	5%	10%
-20%	42.2	37.8	34.2	-20%	57.1	51.0	45.9	-20%	70.3	62.9	56.7
-15%	59.1	52.8	47.5	-15%	68.2	60.7	54.6	-15%	79.8	71.1	64.0
-10%	75.5	67.2	60.4	-10%	80.3	71.4	64.1	-10%	89.2	79.4	71.3
-5%	91.8	81.5	73.2	-5%	93.5	83.1	74.5	-5%	98.7	87.7	78.7
Base	108.1	95.9	86.0	Base	108.1	95.9	86.0	Base	108.1	95.9	86.0
+5%	124.4	110.3	98.8	+5%	124.2	110.1	98.7	+5%	117.5	104.2	93.3
+10%	137.6	122.2	109.6	+10%	138.6	123.1	110.5	+10%	127.0	112.5	100.7
+15%	149.8	133.3	119.8	+15%	153.6	136.8	123.0	+15%	134.3	119.1	106.7
+20%	162.1	144.3	129.8	+20%	170.5	151.9	136.7	+20%	141.4	125.5	112.5

Zinc Metal Prices				Metal Grades				Capital Costs
NCF to Project Discounted at				NCF to Project Discounted at				NCF to Project Discounted at
Change	0%	5%	10%	Change	0%	5%	10%	Change	0%	5%	10%
-20%	57.4	51.4	46.4	-20%	46.9	42.0	37.9	-20%	106.7	94.6	84.8
-15%	70.6	62.9	56.6	-15%	62.2	55.5	49.9	-15%	107.0	94.9	85.1
-10%	83.1	73.9	66.4	-10%	77.5	69.0	61.9	-10%	107.4	95.3	85.4
-5%	95.6	84.9	76.2	-5%	92.8	82.4	74.0	-5%	107.7	95.6	85.7
Base	108.1	95.9	86.0	Base	108.1	95.9	86.0	Base	108.1	95.9	86.0
+5%	120.6	106.9	95.8	+5%	123.4	109.4	98.0	+5%	108.4	96.3	86.3
+10%	131.8	117.0	104.8	+10%	136.0	120.8	108.4	+10%	108.8	96.6	86.6
+15%	141.2	125.5	112.6	+15%	147.5	131.2	117.9	+15%	109.2	96.9	86.9
+20%	150.6	134.0	120.3	+20%	159.0	141.6	127.4	+20%	109.5	97.3	87.2

Lead Metal Prices				Metal Recoveries to Concentrate				Smelter Treatment Charges
NCF to Project Discounted at				NCF to Project Discounted at				NCF to Project Discounted at
Change	0%	5%	10%	Change	0%	5%	10%	Change	0%	5%	10%
-20%	92.8	82.4	73.9	-20%	46.9	42.0	37.9	-20%	83.8	74.6	67.1
-15%	96.6	85.8	76.9	-15%	62.2	55.5	49.9	-15%	89.9	79.9	71.8
-10%	100.5	89.2	79.9	-10%	77.5	69.0	61.9	-10%	95.9	85.3	76.5
-5%	104.3	92.5	83.0	-5%	92.8	82.4	74.0	-5%	102.0	90.6	81.3
Base	108.1	95.9	86.0	Base	108.1	95.9	86.0	Base	108.1	95.9	86.0
+5%	111.9	99.3	89.0	+5%	123.4	109.4	98.0	+5%	114.2	101.3	90.7
+10%	115.7	102.7	92.1	+10%	136.0	120.8	108.4	+10%	120.2	106.6	95.5
+15%	119.6	106.1	95.1	+15%	147.5	131.2	117.9	+15%	126.3	111.9	100.2
+20%	123.4	109.5	98.1	+20%	159.0	141.6	127.4	+20%	131.3	116.4	104.3

WGM Galmoy April 22 2005.xls	Page 5 of 5